

02056905

PE
12-31-01

Hometown AUTO RETAILERS



Annual Report 2001







A Message from the President

Dear Hometown Shareholders:

From a balance sheet standpoint, Hometown Auto Retailers finished 2001 in better financial position than it began the year. However, from an earnings standpoint we were disappointed, even though much of the results are attributable to our one time write-off of our limited investment in CarDay. We also feel these results are unacceptable and we remain committed to improvement.



***Corey Shaker**, President*

I would like to borrow an idea from a video presentation made by William Ford, Chairman and CEO of Ford Motor Company to a large dealer body of primarily New York Region dealers.

In the video he talked about Ford Motor Company's challenges for 2001 and beyond. He also talked about the fact that Ford, although clearly a publicly traded company, was also a family business, with his family still having about a 40% stake in the firm.

As I watched this video, I was struck by the fact that Hometown is also a family business. The founding families, consisting of officers, managers, and directors, all took stock in Hometown in exchange for their former businesses. As a matter of fact, a lot of stock. Of the roughly 7,200,000 outstanding shares of Hometown Auto Retailers stock, these founding families still hold virtually all of the original shares of Hometown stock from the IPO, in addition to shares purchased since the IPO.

This represents about 4,500,000 shares and is equal to roughly 63% of the company. This total, of course, includes my own personal holdings and the holdings of my immediate and extended family.

We are also very aware of the success that many of the other consolidators have had in growth and stock appreciation. We also understand that for every dollar in stock appreciation, we as major shareholders realize roughly $4,500,000 in increased net worth. As I said on my conference call, we sure have some skin in this deal. We know also that you do as well in your investment in the company.

We remain committed to the continued improvement in our results, even though those results have not improved as fast as we would like. With continued focus on the highest margin portions of our business - used cars, finance and insurance, service and parts - we believe that slow and steady growth and improvements at Hometown Auto Retailers will win the race for our company, our customers, our partners and our shareholders.



Corey Shaker
President and Chief Operating Officer

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

FOR ANNUAL AND TRANSITION REPORT PURSUANT TO SECTIONS 13 OR 15 (d) OF THE SECURITIES AND EXCHANGE ACT OF 1934

(Mark One)
☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2001

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____ to _____

Commission file number: 000-24669

HOMETOWN AUTO RETAILERS, INC.

(Exact Name of Registrant as Specified in Its Charter)

Delaware	06-1501703
(State or Other Jurisdiction of Incorporation or Organization)	(IRS Employer Identification No.)

774 Straits Turnpike
Watertown, CT 06795
(Address of Principal Executive Offices)

Registrant's telephone number, including area code: (860) 945-6900

***Securities registered pursuant to Section 12(b) of the Act:* None**

Securities registered pursuant to section 12(g) of the Act:

Class A Common Stock, par value $.001 per share
(Title of class)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

The aggregate market value of the voting stock held by non-affiliates of the registrant as of May 10, 2002 was approximately $2,832,412.

The number of shares outstanding of the registrant's Class A and Class B Common Stock, $.001 par value, as of May 10, 2002 was 7,175,105 shares.

DOCUMENTS INCORPORATED BY REFERENCE

NONE

HOMETOWN AUTO RETAILERS, INC.

Form 10-K Annual Report
TABLE OF CONTENTS

FORWARD LOOKING STATEMENT INFORMATION

Certain statements made in this Annual Report on Form 10-K are "forward-looking statements" (within the meaning of the Private Securities Litigation Reform Act of 1995) regarding the plans and objectives of management for future operations. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements of Hometown to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. The forward-looking statements included herein are based on current expectations that involve numerous risks and uncertainties. Hometown's plans and objectives are based, in part, on assumptions involving the continued expansion of business. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond the control of Hometown. Although Hometown believes that its assumptions underlying the forward-looking statements are reasonable, any of the assumptions could prove inaccurate and, therefore, there can be no assurance that the forward-looking statements included in this Report will prove to be accurate. In light of the significant uncertainties inherent in the forward-looking statements, the inclusion of such information should not be regarded as a representation by Hometown or any other person that the objectives and plans of Hometown will be achieved. Factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements include, but are not limited to, the factors set forth herein under the headings "Business," "Certain Factors That May Affect Future Growth" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

PART I

ITEM 1. BUSINESS

Hometown was founded by merger, on June 27, 1997, between Dealerco, Inc., a New York Corporation, organized on March 10, 1997 and Hometown Auto Retailers, Inc., a Delaware corporation, organized on June 6, 1997. Until the closing of its initial public offering on July 31, 1998, Hometown conducted no operations under its own name and all revenues were generated by its predecessor companies, which consists of three corporations (the Core Operating Companies). On July 31, 1998, Hometown acquired three dealerships, and the Core Operating Companies, which operate six dealerships, a collision repair center and a factory authorized freestanding service center. In 1999, Hometown also acquired a freestanding Lincoln Mercury and Toyota dealerships and added both a Mazda and a Jeep dealership to existing locations. In 2000, Hometown acquired a high-end used car operation, which was added to its Massachusetts location. In 2001, Hometown sold its Morristown, NJ dealership, Lincoln Mercury franchise back to Lincoln Mercury.

General

The Company sells new and used cars and light trucks, provides maintenance and repair services, sells replacement parts and provides related financing, insurance and service contracts through 10 franchised dealerships located in New Jersey, New York, Connecticut, Massachusetts and Vermont. The Company's dealerships offer 12 American and Asian automotive brands, including Chevrolet, Chrysler, Dodge, Ford, Isuzu, Jeep, Lincoln, Mercury, Oldsmobile, Mazda, Daewoo, and Toyota. The Company also is active in two "niche" areas of the automotive market, the sale of Lincoln town cars and limousines to livery car and livery fleet operators and the maintenance and light repair of cars and trucks at a Ford and Lincoln Mercury factory authorized free-standing service center.

The Company's "Lincoln Mercury Autocare" center located in Connecticut was the pilot facility for Ford's authorized free-standing neighborhood service center concept for the maintenance and light repair of cars and trucks. Free-standing neighborhood service centers are an innovative attempt by the automobile retail industry to recapture repair and maintenance business which has been lost in recent decades to chain and independent service businesses. These services centers are designed to enhance customer convenience by operating during extended hours, servicing vehicles without prior appointment and offering quick turnaround.

Operating Strategy

Hometown will seek to consolidate operations and increase the profitability of its existing dealerships by using a strategy that combines its "best in class" operating practices with the advantages of its established customer base, local presence and name recognition. Each of the Company's dealerships will use a core operating strategy specifically designed to produce a high "shop absorption rate," a high rate of service retention and a high ratio of retail used to new car sales, all in order to maximize profitability and provide insulation from the cyclical nature of new car sales. “Shop absorption rate” is the percentage of a dealerships fixed expenses that are covered or absorbed by the gross profit of the parts and service departments.

The Company believes that the following factors, coupled with its established organizational structure, will help it achieve its operating strategy:

- *Strong Regional Focus.* The Company's ten franchised dealerships are located in New Jersey, New York, Connecticut, Massachusetts and Vermont. The Company believes that proximity of its dealerships to one another will contribute to ease of management, more effective control of dealership operations, increased sales from coordinated marketing of new cars, used cars and livery vehicles and cost savings from coordinated auction purchasing, car transport and other activities.

- *Established Customer Base.* The Company believes that its existing dealerships have good local reputations and have strong local name recognition. Through "owner-loyalty" and similar programs, the Company believes it has established a customer base that looks to its existing "hometown" dealership as its first choice in buying replacement vehicles. See "Dealership Operations – Parts and Service" for a description of "owner-loyalty program".

- *Experienced Management.* Hometown's management is comprised of second and third generation members of dealer families who have been leaders in the automotive retailing industry. The executive officers and key managers of the Company have over 200 years of combined experience in the automotive retailing industry and are members of families who have owned dealerships since 1947. They are recognized leaders in the automotive retailing industry and have served at various times in leadership positions in state and national industry organizations. The Company has also received numerous awards based on high customer satisfaction index ("CSI") ratings and other performance measures regularly compiled and monitored by the automobile Manufacturers. See "Management-Directors and Officers" for additional information as to the numerous Manufacturer awards and citations earned by Hometown's senior management and dealerships in recent years.

- *Focus on Higher Margin Operations*

    - *Parts and Service.* Hometown's dealerships emphasize sales of parts and service, which typically have a higher profit margin than vehicle sales. As part of their emphasis Hometown operates "Lincoln Mercury Autocare" a freestanding neighborhood service center for the maintenance and light repair of cars and trucks which operates during extended hours, provides comfortable customer waiting areas and quickly services vehicles without prior appointment. It is also, through its Westwood subsidiary, a major seller of Lincoln Town Cars and limousines to livery car and livery fleet operators. These sales tend to generate significant maintenance and repair business since the primary concern of livery operators is keeping their cars in use and on the road for a maximum number of hours per day.

    - *Used Car Sales.* The sale of used vehicles is emphasized at each of the Company's dealerships. Typically, used vehicle sales generate higher gross margins than new vehicle sales. The Company seeks to attract customers and enhance buyer satisfaction by offering multiple financing options and extended warranties on used vehicles.

- *Ability To Source High Quality Used Vehicles.* An important component in selling used vehicles and maintaining high margins on such sales is the ability to obtain high quality used vehicles at reasonable prices. The Company obtains its used vehicles through trade-ins and off-lease programs as well as regular auction buying. Key executives at each dealership have developed the skills necessary for making effective purchases at regularly scheduled auctions. The Company believes that auction buying activities will be enhanced by its ability to use common buyers to fill the needs of several dealerships, handle its own transportation of vehicles from the auction to the dealership and obtain discounted prices.

- *Brand Diversity.* Hometown's dealerships offer 12 American and Asian automotive brands including Chevrolet, Chrysler, Dodge, Ford, Isuzu, Jeep, Lincoln, Mercury, Oldsmobile, Mazda, Daewoo, and Toyota. The Company believes that brand diversity helps to insulate it from changes in consumer preferences, short supplies of particular automotive models and negative publicity concerning a particular Manufacturer or vehicle model.

- *Centralized Financing and Administrative Functions.* The Company believes that it has been able to generate cost savings by centrally financing its new and used car inventories through Ford Motor Credit on March 16th 2001. Additional cost savings have been achieved by consolidating the Connecticut office operations for three dealerships to one location. Hometown intends to continue this consolidation process for all its dealerships where possible.

- *Quality Personnel.* The Company employs professional management practices in all aspects of its operations, including information technology, advanced employee sales training, profit-based compensation and cash management. Each dealership is managed as a profit center by a trained and experienced general manager who has primary responsibility for decisions relating to inventory, pricing and personnel. The Company compensates its general managers and department managers pursuant to various formulas based upon dealership or department profitability, rather than on sales volume. Senior management uses computer-based management information systems to monitor each dealership's sales, profitability and inventory on a daily basis and to identify areas requiring improvement and provide additional training where necessary. The Company believes that the application of its professional management practices provides it with an ability to achieve levels of profitability superior to industry averages.

Dealership Operations

The Company's established operating practices and procedures, including the management and pricing of inventories of new and used vehicles, are regularly reviewed and updated by the Chief Executive Officer and members of the Company's operating committee. Each of the Company's dealerships use a management structure that promotes and rewards the achievement of benchmarks set by senior management. Each local general manager of a Hometown dealership is ultimately responsible for the operation, personnel and financial performance of that dealership. Each general manager is complemented with a management team generally consisting of a new vehicle sales manager, a used vehicle sales manager, service and parts managers and finance and insurance ("F&I") managers. The general manager and the other members of each dealership management team, as long-time members of their local communities, are typically best able to judge how to conduct day-to-day operations based on the team's experience in and familiarity with its local market. Certain members of the Company's senior management also serve as general managers of particular dealerships.

Each dealership engages in a number of inter-related businesses: new vehicle sales; used vehicle sales; service and parts operations; and F&I.

New Vehicle Sales. Hometown's dealerships represent 12 American and Asian brands of lower, mid and higher priced sport and family cars and light trucks, including sport utility vehicles. The Company believes that offering numerous new vehicle brands appeals to a variety of customers, minimizes dependence on any one Manufacturer and reduces its exposure to supply problems and product cycles. The following table sets forth for 2000 and 2001, certain information relating to the brands of new vehicles sold at retail by the Company:

For the Year Ended December 31,
2000 and 2001

BRANDS	2000 Number	2000 Percentage	2001 Number	2001 Percentage
LINCOLN/MERCURY .	2,404	35.7%	1,517	24.3%
TOYOTA	2,476	36.8%	2,857	45.9%
FORD	626	9.3%	671	10.8%
DODGE..........................	251	3.7%	142	2.3%
JEEP	273	4.1%	289	4.6%
CHEVROLET	245	3.6%	337	5.4%
OLDSMOBILE	36	0.5%	36	0.6%
PLYMOUTH..................	35	0.5%	26	0.4%
CHRYSLER...................	112	1.7%	156	2.5%
ISUZU	40	0 .6%	24	0.4%
MAZDA...	117	1.7%	146	2.3%
DAEWOO...	105	1.6%	29	0.5%
OTHER	11	0.2%	0	0.0%
Total	6,731	100.0%	6,230	100.0%

Hometown's new vehicle unit sales include lease transactions. New vehicle leases generally have short terms, which tend to bring the consumer back to the market sooner than if the purchase were debt financed. In addition, leases provide a steady source of late-model, off-lease vehicles for used vehicle inventory. Leased vehicles generally remain under factory warranty for the term of the lease, which allows the dealerships to provide repair service to the lessee throughout the lease term.

Hometown seeks to provide customer-oriented service designed to meet the needs of its customers and establish lasting relationships that will result in repeat and referral business. For example, the Company intends to implement the strategy of the Core Operating Companies by: (i) engaging in extensive follow-up after a sale in order to develop long-term relationships with its customers; (ii) training its sales staffs to be able to meet customer needs; (iii) employing more efficient, non-confrontational selling systems; and (iv) using computer technology that decreases the time necessary to purchase a vehicle. The Company believes that its ability to share "best practices" among its dealerships gives it an advantage over smaller dealerships.

Hometown acquires substantially all of its new vehicle inventory from Manufacturers of the vehicle brands it sells. The Manufacturers allocate a limited inventory among their franchised dealers based primarily on sales volume and input from dealers. The Company finances its inventory purchases through revolving credit arrangements known in the industry as "floor plan" financing.

Used Vehicle Sales. The Company sells used vehicles at each of its franchised dealerships. Sales of used vehicles have become an increasingly significant source of profit for dealerships. Consumer demand for used vehicles has increased as prices of new vehicles have risen and as more high quality used vehicles have become available. Furthermore, used vehicles typically generate higher gross margins than new vehicles because of their limited comparability and the somewhat subjective nature of their valuation. The Company intends to emphasize used vehicle sales by maintaining a high quality inventory, providing competitive prices and arranging extended service contracts for its used vehicles and continuing to promote used vehicle sales. The Company will also certify that its used cars meet specified testing and quality standards.

The following table shows actual vehicle sales by the Company from 1998 through 2001 and the pro forma combined vehicle sales by the predecessor Core Operating Companies in 1997:

	Number of Used and New Vehicles Sold				
	1997	1998	1999	2000	2001
Used Vehicles – Retail	4,725	3,995	4,790	4,549	4,874
Used Vehicles – Wholesale	4,154	3,794	3,319	3,208	3,105
New Vehicles	5,431	5,150	6,892	6,731	6,230
Total Sales	14,310	12,939	15,001	14,488	14,209

Sales of used vehicles are dependent on the ability of the dealerships to obtain a supply of high quality used vehicles and effectively manage that inventory. New vehicle operations provide a supply of such vehicles through trade-ins and off-lease vehicles. Hometown supplements its used vehicle inventory with used vehicles purchased at auctions where manufacturers re-market lease return, rental buy back and manufacturer demonstration cars. To maintain a broad selection of high quality used vehicles and to meet local preferences, the Company acquires used vehicles from trade-ins and a variety of sources throughout the Northeast, including direct purchases and manufacturers' and independent auctions.

Hometown follows an inventory management strategy pursuant to which used vehicles are offered at progressively lower gross profit margins the longer they stay in inventory and if not sold at retail by the end of 10 weeks are sold to another dealer or sold at auction. Unsold, excess or unsuitable vehicles received as trade-ins are sold at auctions or sold directly to other dealers and wholesalers. Trade-ins may be transferred among Hometown dealerships to provide balanced inventories of used vehicles at each location.

Hometown has taken steps to build customer confidence in its used vehicle inventory, including participation in the Manufacturers' certification processes to make used vehicles eligible for new vehicle benefits such as new vehicle finance rates and extended Manufacturer warranties.

Hometown believes that franchised dealership strengths in offering used vehicles include: (i) access on new vehicle purchase to trade-ins which are typically lower mileage and higher quality relative to trade-ins on used car purchases, (ii) access to late-model, low mileage off-lease vehicles, rental returns and Manufacturer demos, and (iii) the availability of Manufacturer certification and extended Manufacturer warranties for higher quality used vehicles. The Company believes that a well-managed used vehicle operation at each location affords it an opportunity to: (i) generate additional customer traffic from a wide variety of prospective buyers, (ii) increase new and used vehicle sales by aggressively pursuing customer trade-ins, (iii) generate incremental revenues from customers financially unable or unwilling to purchase a new vehicle, and (iv) increase ancillary product sales, particularly F&I, to improve overall profitability. Hometown also maintains a "virtual" used car lot through its web site "htauto.com". Customers can see digital images of most of Hometown's pre-owned inventory, updated weekly, at all their locations. In addition, sales people and managers can search other Hometown locations to fulfill customer needs for used cars or trucks not at the specific location that a customer may be in. This potentially eliminates many customers from leaving one Hometown location without seeing what they need.

Parts and Service. The Company regards service and repair activities as an integral part of its overall approach to customer service, providing an opportunity to foster ongoing relationships with its customers and deepen customer loyalty. Hometown provides parts and service at each of its franchised dealerships for the vehicle brands sold by these dealerships. Maintenance and repair services are provided at 10 locations, one factory authorized neighborhood service center and one collision repair center (included in one of the 10 dealerships), using approximately 100 service bays. Hometown provides both warranty and non-warranty service work.

The Company implemented an "owner loyalty program" to encourage customers to return to the dealership for all maintenance and light repair work. The program provides customers with information as to recommended intervals of service and details all charges for a wide range of maintenance activities and expected replacements at such intervals. Customers who maintain their vehicles in accordance with the owner loyalty program recommendations receive various items of maintenance, such as oil changes, loaner vehicles, certain scheduled maintenance, wiper blades, spark plugs and towing without charge and also receive specified rebates against new or used vehicle purchases for money spent in Hometown's service departments. The owner loyalty program is designed to combat the recent trend for increasing percentages of repair and maintenance work to be performed at service stations and other independent repair shops, chains of specialized repair, maintenance and part replacement shops, such as muffler shops, brake shops, and tire shops. Manufacturers' policies that require warranty work to be performed at franchised dealerships support the Company's strategy of retaining maintenance and light repair work.

The parts and service business is less cyclical than new vehicle sales and provides an important recurring revenue stream to the Company's dealerships. The Company will use systems, already in place at the Core Operating Companies, that track its customers' maintenance records and notify owners of vehicles purchased at the dealerships when their vehicles are due for periodic services. The Company believes that this practice encourages preventive maintenance rather than post-breakdown repairs.

Each dealership sells factory-approved parts for vehicle brands and models sold by that dealership. These parts are either used in repairs made by the dealership or sold at retail to its customers or at wholesale to independent repair shops. Each dealership employs its own parts manager and independently controls its parts inventory and sales. Hometown dealerships which sell the same new vehicle brands will have access to each other's computerized inventories. Further, certain Manufacturers have begun to offer discounts on volume purchases of certain parts and components.

Finance, Insurance and Other Revenue. Hometown dealerships arrange financing for their customers' vehicle purchases, sell vehicle service contracts and arrange selected types of credit insurance in connection with the financing of vehicle sales. The dealerships place heavy emphasis on F&I and offer advanced F&I training to their F&I managers. During 2001, Hometown arranged financing for approximately 61.8% of new and used vehicles sold at retail to its customers. Typically, the dealerships forward proposed financing contracts to finance companies owned and operated by the Manufacturers or to selected commercial banks or other financing parties. The dealerships receive a finance fee from the lender for arranging the financing and may be assessed a charge-back against a portion of the finance fee if the contract is terminated prior to its scheduled maturity for any reason, including early repayment or default. However, under existing agreements no charge-backs are permitted after 90, or in some cases 120, days except for certain sales to livery car operations. In addition, Hometown has guaranteed certain automobile financing loans made by financial institutions to its livery customers for the purchase of new and used limousines. At December 31, 2001 contingent liability on these guarantees to Ford Motor Credit Co. and another financial institution aggregated $746,000. The collectability of such loans to customers in the livery business can be adversely affected by a decline in economic conditions. The Company has established reserves for potential liability arising from such guarantees, based on available historical information.

At the time of a new vehicle sale, the Company offers extended service contracts to supplement the Manufacturer's warranty. Additionally, the Company sells primary service contracts for used vehicles, as well as service contracts of third party vendors.

The Company also offers three types of insurance to customers: (i) credit life insurance pays off the remaining balance of the vehicle loan upon the death of the insured, (ii) disability insurance makes the monthly loan payments on behalf of the insured during a period of disability and (iii) gap insurance ensures that the loan is paid in full if the vehicle becomes totally inoperable due to an accident. The Company's dealerships typically receive one-half of the premiums as a commission for selling these products. Insurance revenues for the year ended December 31, 2001 were less than 2% of total Finance, Insurance and Other Revenues.

Seasonality

See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Franchise Agreements

Each Hometown dealership operates pursuant to a franchise agreement between the applicable Manufacturer and the dealership. The typical automotive franchise agreement specifies the locations at which the dealer has the right and the obligation to sell motor vehicles and related parts and products and to perform certain approved services in order to serve a specified market area. The designation of such areas and the allocation of new vehicles among dealerships are subject to the discretion of the manufacturer which generally does not guarantee exclusivity within a specified territory. However, most states have laws protecting dealership territories. In addition, a franchise agreement may impose requirements on the dealer concerning such matters as showrooms, facilities and equipment for servicing vehicles, maintenance of inventories of vehicles and parts, maintenance of minimum net working capital and training of personnel. Compliance with each of these requirements is closely monitored by the Manufacturer. In addition, Manufacturers require each dealership to submit a financial statement of operations on a monthly and annual basis. The franchise agreement also grants the dealer the non-exclusive right to use and display the Manufacturer's trademarks, service marks and design in the form and manner approved by the Manufacturer.

Each franchise agreement sets forth the name of the person approved by the Manufacturer to exercise full managerial authority over the dealership's operations and the names and ownership percentages of the approved owners of the dealership and contains provisions requiring the Manufacturer's prior approval of changes in management or transfers of ownership of the dealership. A number of Manufacturers prohibit the acquisition of a substantial ownership interest in the franchised dealer or transactions that may affect management control of the franchised dealer, in each case without the approval of the Manufacturer.

Most franchise agreements expire within one to five years. The Company expects to renew any expiring agreements in the ordinary course of business with the exception of Morristown Lincoln Mercury which has been sold back to the manufacturer. The typical franchise agreement provides for early termination or non-renewal by the Manufacturer under certain circumstance such as change of management or ownership without Manufacturer approval, insolvency or bankruptcy of the dealership, death or incapacity of the dealer manager, conviction of a dealer manager or owner of certain crimes, misrepresentation of certain information by the dealership or dealer manager or owner to the

Manufacturer, failure to adequately operate the dealership, failure to maintain any license, permit or authorization required for the conduct of business or material breach of other provisions of the franchise agreement. The dealership is typically entitled to terminate the franchise agreement for any cause.

Various federal and state laws established to protect dealerships from the generally unequal bargaining power between the parties also govern the automobile franchise relationship. The state statutes generally provide that it is a violation for a manufacturer to terminate, or to fail to renew, a franchise without good cause. Most statutes also provide that the manufacturer is prohibited from unreasonably withholding approval for a proposed change in ownership of the dealership. Generally, in order to withhold approval, the manufacturer must have material reasons relating to the character, financial ability or business experience of the proposed transferee. Moreover, certain states including Connecticut, New Jersey, Massachusetts and Vermont have laws which grant to pre-existing dealers a right to contest, in court or before an administrative agency, if a manufacturer establishes a new dealership, or authorizes the relocation of an existing dealership, to a location within a defined market area of a pre-existing dealership holding a franchise to sell the same brand. Accordingly, the relationship between the Manufacturer and the dealer, particularly as it relates to a manufacturer's rights to terminate, or to fail to renew, the franchise, is the subject of a substantial body of case law based upon specific facts in each instance. The above discussion of state court and administrative holdings and various state laws is based on management's beliefs and may not be an accurate description of the state court and administrative holdings and various state laws.

Competition

The automotive retailing industry is extremely competitive and consumers generally have a number of choices in deciding where to purchase or service a new or used vehicle. The Company competes for new vehicle sales with other franchised dealers in each of its marketing areas. Hometown does not have any cost advantage in purchasing new vehicles from the Manufacturers and typically relies on sales expertise, reputation and customer goodwill, the quality of its service and location of its dealerships to sell new vehicles. In recent years, automobile dealers have also faced increased competition in the sale or lease of new vehicles from independent leasing companies, on-line purchasing services and warehouse clubs. The Company believes that the principal competitive factors in new vehicle sales are the marketing campaigns conducted by Manufacturers, the ability of dealerships to offer a wide selection of the most popular vehicles, the location of dealerships and the quality of customer service. Other competitive factors include customer preference for particular brands of automobiles, pricing (including Manufacturer rebates and other special offers) and warranties. The Company believes that its dealerships are competitive in all of these areas.

In used vehicles, Hometown competes with other franchised dealers, independent used car dealers, automobile rental agencies and private parties for supply and resale of used vehicles. The Company believes that the principal competitive factors in used vehicle sales are the quality and condition of its used cars, price and the quality of customer service.

The Company competes against other franchised dealers to perform warranty repairs and against other automobile dealers, franchised and independent service center chains and independent garages for non-warranty repair and routine maintenance business. The Company competes with other automobile dealers, service stores and automotive parts retailers in its parts operations. The Company believes that the principal competitive factors in parts and service sales are price, the use of factory approved replacement parts, a dealership's expertise with a Manufacturer's brands and models, the quality of customer service and convenience for the customer.

In addition to competition for the sale of vehicles, the Company competes with publicly and privately owned dealership groups for the acquisition of other dealerships. It currently faces only limited competition in this region from other purchasers of dealerships. Publicly owned dealerships with significantly greater capital resources have acquired a limited number of dealerships in the Company's current and targeted market areas including Republic Industries, Inc. and United Auto Group, Inc. which have, respectively, purchased a dealer group in southern New Jersey, eastern Massachusetts, and a limited number of dealerships in New Jersey and the Danbury, Connecticut and Nyack, New York areas. The Company expects increased future competition for dealerships in its markets.

Governmental Regulations

A number of regulations affect Hometown's business of marketing, selling, financing and servicing automobiles. The Company is also subject to laws and regulations relating to business corporations generally.

Under New Jersey, New York, Connecticut, Massachusetts and Vermont law, the Company must obtain a license in order to establish, operate or relocate a dealership or provide certain automotive repair services. These laws also regulate the Company's conduct of business, including its advertising and sales practices. Other states may have similar requirements.

The Company's financing activities are subject to federal truth-in-lending, consumer leasing and equal credit opportunity regulations, as well as state and local motor vehicle finance laws, installment finance laws, insurance laws, usury laws and other installment sales laws. Some states regulate finance fees that may be paid as a result of vehicle sales. Penalties for violation of any of these laws or regulations may include revocation of certain licenses, assessment of criminal and civil fines and penalties and, in certain instances, may create a private cause of action for individuals. The Company believes that its dealerships substantially comply with all laws and regulations affecting their businesses and do not have any material liabilities under such laws and regulations, and that compliance with all such laws and regulations does not and will not, individually or in the aggregate, have a material adverse effect on the Company's capital expenditures, earnings, or competitive position.

Environmental Matters

The Company is subject to a wide range of federal, state and local environmental laws and regulations, including those governing discharges to the air and water, storage of petroleum substances and chemicals, handling and disposal of wastes, and remediation of contamination arising from spills and releases. As with automobile dealerships generally, and service and parts and collision repair center operations in particular, the Company's business involves the generation, use, handling and disposal of hazardous or toxic substances or wastes. Operations involving the management of hazardous and non-hazardous wastes are subject to requirements of the Federal Resource Conservation and Recovery Act and comparable state statutes. Pursuant to these laws, federal and state environmental agencies have established approved methods for storage, treatment, and disposal of regulated wastes with which the Company must comply.

Hometown's business also involves the use of aboveground and underground storage tanks. Under applicable laws and regulations, the Company is responsible for the proper use, maintenance and abandonment of regulated storage tanks owned or operated by it and for remediation of subsurface soils and groundwater impacted by releases from such existing or abandoned aboveground or underground storage tanks. In addition to these regulated tanks, the Company owns and operates other underground and aboveground devices or containers (e.g. automotive lifts and service pits) that may not be classified as regulated tanks, but which are capable of releasing stored materials into the environment, thereby potentially obligating the Company to remeditate any contamination of soils or groundwater resulting from such releases.

The Company is also subject to laws and regulations governing remediation of contamination at facilities it operates or to which it sends hazardous or toxic substances or wastes for treatment, recycling or disposal. The Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA"), also known as the "Superfund" law, imposes liability, without regard to fault or the legality of the original conduct, on certain classes of persons that are considered to have contributed to the release of a "hazardous substance" into the environment. These persons include the owner or operator of the disposal site or sites where the release occurred and companies that disposed or arranged for the disposal of the hazardous substances released at such sites. Under CERCLA, these "responsible parties" may be subject to joint and several liability for the costs of cleaning up the hazardous substances that have been released into the environment, for damages to natural resources and for the costs of certain health studies, and it is not uncommon for neighboring landowners and other third parties to file claims for personal injury and property damage allegedly caused by the release of hazardous substances.

Further, the Federal Water Pollution Control Act, also known as the Clean Water Act, and comparable state statutes prohibit discharges of pollutants into regulated waters without authorized National Pollution Discharge Elimination System (NPDES) and similar state permits, require containment of potential discharges of oil or hazardous substances, and require preparation of spill contingency plans. The Company expects to implement programs that address wastewater discharge requirements as well as containment of potential discharges and spill contingency planning.

Environmental laws and regulations have become very complex, making it very difficult for businesses that routinely handle hazardous and non-hazardous wastes to achieve and maintain full compliance with all applicable environmental laws. Like virtually any network of automobile dealerships and vehicle service facilities, the Company, from time to time, can be expected to experience incidents and encounter conditions that will not be in compliance with environmental laws and regulations. However, none of Hometown's dealerships have been subject to any material environmental liabilities in the past and the Company does not anticipate that any material environmental liabilities will be incurred in the future. Although the Company is in the process of establishing an environmental management program that is intended to reduce the risk of noncompliance with environmental laws and regulations, environmental laws and regulations and their interpretation and enforcement are changed frequently and the Company believes that the trend towards broader and stricter environmental legislation and regulations is likely to continue. Hence, there can be no assurance that compliance with environmental laws or regulations or the future discovery of unknown environmental conditions will not require additional expenditures by the Company or that such expenditures would not be material. See "Certain Factors that may Affect Growth and Profits - Governmental Regulations and Environmental Matters."

Employees

As of December 31, 2001, the Company employed 445 people, of whom approximately 85 were employed in managerial positions, 93 were employed in non-managerial sales positions, 201 were employed in non-managerial parts and service positions and 66 were employed in administrative support positions.

Hometown believes that its relationships with its employees are favorable. None of the employees is represented by a labor union. Because of its dependence on the Manufacturers, the Company may, however, be affected by labor strikes, work slowdowns and walkouts at the manufacturing facilities of their Manufacturers or of suppliers to, or shippers for, their Manufacturers.

by many factors, including general economic conditions, consumer confidence, the level of personal discretionary spending, interest rates and credit availability. There can be no assurance that the industry will not experience sustained periods of decline in vehicle sales, particularly new vehicle sales, in the future. Any such decline could have a material adverse affect on our business.

Governmental Restrictions On Imported Products Could Impair Our Ability To Sell Foreign Vehicles Profitably.

A portion of our new vehicle business involves the sale of vehicles, parts or vehicles composed of parts that are manufactured outside the United States. As a result, our operations will be subject to customary risks of importing merchandise, including fluctuations in the value of currencies, import duties, exchange controls, trade restrictions, work stoppages and general political and economic conditions in foreign countries. The United States or the countries from which our products are imported may, from time to time, impose new quotas, duties, tariffs or other restrictions, or adjust presently prevailing quotas, duties or tariffs, which could affect our operations and our ability to purchase imported vehicles and/or parts.

The Concentration of Voting Power Could Prevent Our Class A Common Stockholders From Having Any Voice In Our Corporate Affairs.

The holders of our Class B common stock are entitled to ten votes for each share held, while holders of our Class A common stock, are entitled to one vote per share held. Consequently, the holders of the Class B common stock, who also own approximately 44% of our outstanding common stock of all classes, will control approximately 89% of the aggregate number of votes eligible to be cast by stockholders for the election of directors and certain other stockholder actions, and will be in a position to control our policies and operations. In addition, the holders of the Class B common stock have entered into a stockholders' agreement obligating them, for a five-year period, to vote for two designees of each of the three founding dealership groups, as directors on our Board of Directors. Those designees are now, Salvatore A. Vergopia, Joseph Shaker, William C. Muller Jr., Corey Shaker, Edward A. Vergopia and H. Dennis Lauzon. Our executive officers and directors control approximately 57% of the aggregate number of votes eligible to be cast by stockholders for the election of directors and certain other stockholder actions, and will be in a position to control our policies and operations. Accordingly, absent a significant increase in the number of shares of Class A common stock outstanding or conversion of Class B common stock into Class A common stock, the holders of shares of Class B common stock will be entitled, for the foreseeable future, to elect all members of the Board of Directors and control all matters subject to stockholder approval.

Regulations Affecting Low Price Securities Could Impair The Liquidity Of Our Class A Common Stock.

The Securities and Exchange Commission has adopted regulations which generally define "penny stock" to be an equity security that has a market price, as defined, of less than $5.00 per share or an exercise price of less than $5.00 per share, subject to certain exceptions, including an exception of an equity security that is quoted on The Nasdaq Stock Market. Equity securities trading on the NASD "OTC Bulletin Board" are subject to rules that impose additional sales practice requirements on broker-dealers who sell our securities. For transactions covered by these rules, the broker-dealer must make a special suitability determination for the purchaser of such securities and have received the purchaser's written consent to the transactions prior to the purchase. Additionally, unless exempt, the rules require the delivery, prior to the transaction, of a disclosure schedule prepared by the Securities and Exchange Commission relating to the penny stock market. The broker-dealer also must disclose the commissions

We May Not Be Able To Retain Key Existing Employees Or Attract And Retain Qualified Employees.

Our success depends to a large extent upon the abilities and continued efforts of its senior executive officers and key managers including Corey Shaker, William C. Muller Jr., Joseph Shaker and Steven Shaker and on our ability to attract and retain qualified employees to operate our dealerships. If any of these persons becomes unavailable to continue in such capacity, or if Hometown were unable to attract and retain other qualified employees, its business or prospects could be adversely affected.

The Reporting Of Our Profitability Could Be Materially And Adversely Affected If It Is Determined That The Book Value Of Goodwill Is Higher Than Fair Value.

Our balance sheet at December 31, 2001 includes an amount designated as "goodwill" that represents 29.0% of assets and 86.4% of stockholders' equity. Goodwill arises when an acquirer pays more for a business than the fair value of the tangible and separately measurable intangible net assets. Under a newly issued accounting pronouncement, Statement of Financial Accounting Standards No. 142 "Goodwill and Other Intangible Assets", beginning in January 2002, the amortization of goodwill has been replaced with an "impairment test" which requires that we compare the fair value of goodwill to its book value at least annually and more frequently if circumstances indicate a possible impairment. If we determine that the book value of goodwill is higher than fair value then the difference must be written-off, which could materially and adversely affect the reporting of our profitability.

Hometown is currently evaluating the impact of SFAS 142 on its consolidated financial statements and believes that, if the current market price of the Company's common stock is indicative of fair value, the majority of its goodwill may be impaired as of the initial adoption of this statement.

Continued Losses May Threaten The Viability Of Our Business.

We had a net loss of $2.1 million for the year ended December 31, 2001 compared to a net loss of $3.8 million for the year ended December 31, 2000, an improvement of $1.7 million or 44.7%. If we continue to sustain significant losses in the future, our business could be materially and adversely affected and the value of our common stock will likely decline or become worthless.

Our Limited Cash And Working Capital Could Have An Adverse Affect On Our Business.

At December 31, 2001, our total cash and cash equivalents was approximately $4.4 million and our working capital was approximately $4.1 million. In addition, we are obligated to invest $1 million for real property improvements at our Framingham, Massachusetts, dealership. If we sustain net losses in 2002 or subsequent years, as we sustained in 2001, then we may have insufficient working capital to maintain our current level of operations, provide for unexpected contingencies or finance the real property improvements required at our Framingham dealership. In such event, we will need to seek additional capital from public or private equity or debt funding sources and we may not be able to raise needed cash on terms acceptable to us or at all. Financings may be on terms that are dilutive or potentially dilutive to our stockholders. If sources of financing are required, but are insufficient or unavailable, we will be required to modify our growth and operating plans to the extent of available funding, which could have an adverse affect on our business.

The Cyclical Nature of Automobile Sales May Adversely Affect Our Profitability.

Sales of motor vehicles, particularly new vehicles, historically have been subject to substantial cyclical variation characterized by oversupply and weak demand. We believe that the industry is affected

Muller Chevrolet,	Route 173 and Voorhees Rd.	New and used car sales; service; F & I	Lease expires in 2013; $396,000 per year with CPI increases in

Isuzu	08865		guarantees mortgage debt associated with this lease. The lease is treated as a capital lease.
Wellesley Lincoln Mercury	965 Worcester Road Wellesley, MA 02181	New and User car sales; service; F&I	Lease expires 12/22/08 at $216,000 per year, one five year renewal option at the same rent; and option to purchase at the end of term or end of extension term at the then fair market value.
Bay State Lincoln Mercury	571 Worcester Road Framingham, MA 01701	New and used car sales; service; F & I	Owned facility
Brattleboro Chrysler Plymouth Dodge Sales;	Route 5, Putney Rd. N. Brattleboro, VT 05304	New and used car sales; service; F & I	Lease expires 4/28/03 at $240,000 per year; one five-year renewal option at the same rent plus CPI adjustment, and option to purchase at fair market value of not less than $1.5 million.
Morristown Auto Sales, Inc.	115 Spring St. Morristown, NJ 07960	New and used car sales; service; F & I	Dealership sold in January, 2001. Lease was assumed by third party in April, 2001.
Autos of Newburgh, Inc. d/b/a Toyota of Newburgh	2934 Rte 9 W New Windsor, NY 12553	New and used car sales; service; F & I	Owned facility

Leases

The Company has leased from various affiliates the premises occupied by certain of its dealerships. Each of the governing leases became effective as of the closing of the initial public offering, has a term expiring in 2013, is on a triple net basis and provides for a consumer price index ("CPI") increase to the base rent for the five-year periods commencing January 1, 2004 and 2009. Hometown believes that each lease was at their fair market value at inception.

Shaker Group. The Company leases, for an initial annual base rental of $240,000, the premises occupied by its Lincoln Mercury dealership in Watertown, Connecticut, and for an initial base rental of $240,000 and $72,000 respectively, the premises occupied by the Family Ford and Shaker Jeep/Eagle dealerships in Waterbury, Connecticut from Shaker Enterprises, a Connecticut general partnership whose seven partners include Joseph Shaker, Corey Shaker, Steven Shaker and Janet Shaker. Corey Shaker is President and a director and principal stockholder of the Company. Steven Shaker is Regional Vice President-North Division and a principal stockholder of the Company. Joseph Shaker is a director and a principal stockholder of the Company. Janet Shaker is a principal stockholder of the Company.

Muller Group. The Company leases, for an initial annual base rental of $360,000 and $396,000 respectively the premises occupied by its Toyota ("Toyota") dealership in Clinton, New Jersey and its Chevrolet/Oldsmobile/Isuzu ("Chevy") dealership in Stewartsville, New Jersey from Rellum Realty Company, a New Jersey general partnership, one of whose two partners is William C. Muller Jr. Mr. Muller is Regional Vice President-South Division, director and a principal stockholder of the Company. The Toyota and Chevy leases are treated as capital leases. In connection with the acquisition in 1999 of real estate used by Baystate Lincoln Mercury, Hometown guaranteed the mortgage debt of Rellum Realty Company. The 1999 guaranty was given in substitution for a February 1998 guaranty of that debt by the Muller Group, a subsidiary of the Company. As of December 31, 2001 the mortgage debt balance is $5.2 million. The Company makes annual lease payments of $756,000 to the landlord. The annual mortgage payments made by the landlord total approximately $774,000. The mortgage matures March 2013.

Westwood. The Company leases, for an initial annual base rental of $360,000 the premises occupied by its Lincoln Mercury dealership in Emerson, New Jersey from Salvatore A. Vergopia and his wife. Mr. Vergopia is a director and a principal stockholder of the Company.

ITEM 3. LEGAL PROCEEDINGS

On or about February 7, 2001, Salvatore A. Vergopia and Edward A. Vergopia, directors and formerly executive officers of Hometown, and Janet Vergopia, the wife of Salvatore A. Vergopia (the "Vergopias") filed a complaint in the Superior Court of New Jersey in Bergen County, against Hometown, its officers and directors, certain holders of its Class B common stock, and certain other unnamed persons, alleging breach of two employment agreements, wrongful termination of employment, breach of a stockholders' agreement and certain other wrongful conduct, including age discrimination and breach of fiduciary duty. The Vergopias are seeking back pay, front pay, compensatory, consequential and punitive damages, in an unspecified amount as well as, reinstatement, injunctive and other legal and equitable relief.

We have retained litigation counsel to represent us in this action. A motion has been granted such that only a single shareholder remains as an individual shareholder defendant. Also, the Company has filed counterclaims to recover damages associated with the Vergopia's breaches of certain agreements, as well as breaches of their fiduciary duties. Discovery is proceeding in this action.

We believe that the Vergopias commenced this action in response to our dismissal of both Salvatore A. Vergopia and Edward A. Vergopia from their officerships and employment positions with us. We believe we have meritorious defenses and are vigorously defending this action. The Company does not believe that the eventual outcome of the case will have a material adverse effect on the Company's consolidated financial position or results of operations.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

None

PART II

ITEM 5. MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

(a) Market Information

The Company's Class A Common Stock had been traded on The NASDAQ National Market under the symbols "HCAR" since July 31, 1998. On February 12, 2001, the Company's stock was delisted by NASDAQ for failing to meet minimum share price and market capitalization requirements. The stock now trades over the counter as a Bulletin Board stock under the symbol "HCAR.OB"

The following table sets forth the high and low bid prices as quoted by The NASDAQ National Market through February 11, 2001 and the NASD Bulletin Board for periods thereafter. Such quotations reflect inter-dealer prices, without retail mark-up, markdown or commission and may not necessarily represent actual transactions.

Price Range of Common Stock	Bid Prices	
	High	Low
Year ended 2000		
First Quarter	$9.63	$3.56
Second Quarter	$8.06	$2.06
Third Quarter	$2.91	$1.00
Fourth Quarter	$1.50	$0.31
Year Ended 2001		
First Quarter	$1.00	$0.38
Second Quarter	$1.25	$0.35
Third Quarter	$1.15	$0.60
Fourth Quarter	$1.00	$0.51

(b) Holders

As of May 10, 2002, the number of record holders of the Class A Common Stock of the Company was 54. Hometown believes it has more than 900 beneficial holders.

(c) Dividends

The holders of Common Stock are entitled to receive such dividends as may be declared by the Company's Board of Directors. The Company has not paid and does not expect to declare or pay any dividends in the foreseeable future.

ITEM 6. SELECTED FINANCIAL DATA (RESTATED)

The following selected financial data as of December 31, 2001, 2000, 1999 and 1998 have been derived from the audited consolidated financial statements of the Company. The following selected historical financial data as of December 31, 1997 has been derived from the audited financial statements of ERR Enterprises, Inc., the parent of one of the Core Operating Companies.

For the Years Ended December 31, (in thousands, except share and per share date)

	2001	2000	1999	1998	1997
Statement of Operations Data:					
Revenues	$275,760	$279,382	$285,315	$121,435	$ 59,520
Gross profit	39,815	37,881	38,054	17,287	8,488
Amortization of goodwill	704	661	600	212	-
Loss from operations of e-Commerce subsidiary	-	-	515	-	-
Selling, general and administrative expenses	35,114	37,946	31,499	17,267	7,686
Income (loss) from operations	3,997	(726)	5,440	(192)	802
Interest expense	(4,225)	(5,069)	(4,116)	(1,514)	(453)
Net income (loss)	$ (2,136)	$ (3,800)	$ 641	$ (1,094)	$ 305
Earnings (loss) per share, basic and diluted	$ (.32)	$ (.63)	$ .11	$ (.31)	$ .16
Weighted average shares,					
Basic	6,592,436	5,995,996	5,875,342	3,513,333	1,880,000
Diluted	6,592,436	5,995,996	6,003,851	3,513,333	1,880,000

	2001	2000	1999	1998	1997
Balance Sheet Data:					
Working capital	$ 4,116	$ 1,663	$ 3,870	$ 4,649	$ 3,955
Inventories	31,887	40,170	51,187	30,418	7,539
Total assets	81,842	91,572	102,562	71,977	14,424
Total debt	46,059	54,133	65,910	37,265	7,231
Stockholders' equity	$ 27,452	$ 28,643	$ 29,851	$ 28,210	$ 4,173

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Restatement of Prior Years Financial Statements

Subsequent to fiscal year end December 31, 2001, the Company determined: (i) two dealership operating leases should have more appropriately been classified as capital leases, (ii) certain manufacturer incentives should have been more appropriately reflected as a reduction of inventory costs, and (iii) certain insurance product sales generated in Connecticut should be recognized over the life of the contract due to operating under a dealer obligor status according to state law. Accordingly, the Company has restated prior year financial statements to reflect these changes. These restatements and the effect on the 2001 results are as follows:

(i) Reflecting the two leases as capital leases resulted in recording an increase in buildings and capital lease obligations of $5.2 million as of July 1998, the lease inception date. For each period in the restated financial statements the Company has recorded (a) depreciation expense on the building, (b) interest expense and principal payments on the related capital lease obligation and (c) eliminated the lease expense that had previously been recorded. The effect on income before taxes from these adjustments was to reduce pre-tax income by $147,000, $165,000 and $181,000 for the years ended December 31, 2001, 2000 and 1999, respectively. The after tax effect of these adjustments was to reduce net income $99,000, $108,000 and $87,000 for the years ended December 31, 2001, 2000 and 1999, respectively. These adjustments caused a reduction in basic and diluted earnings per share of approximately $0.02, $0.02 and $0.01 for the years ended December 31, 2001, 2000 and 1999, respectively.

(ii) Manufacturers provide certain assistance to dealerships that had been recorded as a reduction of interest expense when received. This is more appropriately reflected as a reduction of inventory costs and cost of sales at the time of sale of the vehicle. The effect on income before taxes from these adjustments was to increase pre-tax income by $253,000 for the year ended December 31, 2001 and to reduce pre-tax income by $214,000 and $132,000 for the years ended December 31, 2000 and 1999, respectively. The after tax effect of these adjustments was to increase net income by $171,000 for the year ended December 31, 2001 and to reduce net income by $140,000 and $63,000 for the years ended December 31, 2000 and 1999, respectively. These adjustments caused an increase in basic and diluted earnings per share of $0.03 for the year ended December 31, 2001, and a decrease of $0.02 and $0.01 in basic and diluted earnings per share for the years ended December 31, 2000 and 1999, respectively.

(iii) Connecticut dealerships operate under state laws which make the dealers responsible for providing warranty service and insurance in the event of default by the insurance carriers. Accordingly, commissions on insurance and service contract sales are required to be recognized over the life of the related insurance product. Previously, the income had been recognized at the time of sale of the vehicle. The revenue is taken into income over a five-year period, which is the life of the contract. The effect on income before taxes from these adjustments was to increase pre-tax income by $144,000, $46,000 and $12,000 for the years ended December 31, 2001, 2000 and 1999, respectively. The after tax effect of these adjustments was to increase net income by $98,000, $30,000 and $6,000 for the years ended December 31, 2001, 2000 and 1999, respectively. These adjustments increased basic and diluted earnings per share by $0.01, $0.01 and $0.00 for each of the years ended December 31, 2001, 2000 and 1999, respectively. At December 31, 2001 and 2000 the Company had $1,264,000 and $1,408,000 of deferred revenue, respectively. During the first quarter of 2002, this state law has changed which will result in Hometown recording insurance and service contract income at the time of sale of the vehicle, the change in the law was not retroactive. During 2002, 2003, 2004, 2005, 2006 and 2007, Hometown will record approximately an additional $322,000, $398,000, $282,000, $170,000, 75,000 and $17,000 respectively, for insurance and service contract income due to the change in the state law.

The total effect of the aforementioned adjustments was to increase income before taxes $250,000 for the year ended December 31, 2001 and reduce income before taxes $333,000 and $301,000 for the years ended December 31, 2000 and 1999, respectively. The total effect of these changes was to increase net income $170,000 for the year ended December 31, 2001 and reduce net income $218,000 and $144,000 for the years ended December 31, 2000 and 1999, respectively. The total effect of these changes was to increase basic and diluted earnings per share $0.03 for the year ended December 31, 2001 and reduce basic and diluted earnings per share $0.03 and $0.02 for the years ended December 31, 2000 and 1999, respectively. Restated basic and diluted earnings per share is $(0.63) and $0.11 for the years ended December 31, 2000 and 1999, respectively.

Year Ended December 31, 2001 Compared to Year Ended December 31, 2000

Revenues

New vehicle sales decreased $14.0 million or 8.1% to $158.8 million for the year ended December 31, 2001 from $172.8 million for the year ended December 31, 2000. Approximately $5.5 million of the decrease was due to the sale of our Morristown Lincoln Mercury location in January, 2001 to Lincoln Mercury. The remaining $8.5 million decrease is primarily due to decreases at Hometown's remaining Lincoln Mercury dealerships ($22.7 million decrease) partially offset by increases at Hometown's Toyota ($9.3 million increase) and Ford ($3.1 million increase) locations. The decreases at the Lincoln Mercury locations were due to a decrease of 753 units sold in 2001 compared to 2000. Included in this decrease was a 51.4% reduction in livery sales of $7.8 million or 202 units. The decrease in volume was reflected in all of Lincoln Mercury, which reported a 14.7% decrease in sales nationally in 2001 compared to 2000. This compares to the 25.4% decrease in Lincoln Mercury sales for the Company excluding livery sales. One of Hometown's Lincoln Mercury dealerships, located in the New York Metropolitan area, was particularly affected by the downturn in the economy over the previous year, which accounts for the decrease beyond the national average. The Toyota increase was primarily due to an additional 379 units sold in 2001 compared to 2000. Toyota now has the highest unit sales per retail outlet in the country. The increase in the Ford location was due to the sale of 102 additional light trucks in 2001 over 2000 partially offset by a decrease of 57 cars. The additional trucks also had a higher average selling price due to increased sales of the Expedition and sales of new vehicles such as the Excursion.

Used vehicle sales increased by $8.3 million or 11.0% to $83.9 million for the year ended December 31, 2001, from $75.6 million for the year ended December 31, 2000. Adjusting for the sale of the Morristown Lincoln Mercury dealership ($2.4 million), the increase is $10.7 million. The increase is primarily due to having a full year of results of a high-end used car business that was purchased in the fourth quarter of 2000. The dealership that acquired this business accounted for an increase of 424 retail units or $8.3 million over the prior year. The increase was primarily due to the increased volume. All other dealerships accounted for an increase in revenues of $0.7 million which was generated by an 1.9% increase in average selling price ($1.1 million) offset by a slight decrease of 28 units ($0.4 million). The remaining $1.7 million increase was associated with 14.7% increase in average revenue per wholesale unit.

Parts and service sales increased by $1.5 million or 6.3%, to $25.4 million for the year ended December 31, 2001 from $23.9 million at December 31, 2000. Adjusting for the sale of the Morristown Lincoln Mercury dealership ($0.9 million), the increase is $2.4 million. The increase in parts and service is due to: (i) the acquisition of a high end used car dealership the end of 2000 that enabled the dealership to generate an additional $0.7 million of parts and service revenues in 2001 and (ii) the hiring of new service managers in certain dealerships as well as increased focus of the dealerships toward generating higher parts and service revenues ($1.7 million).

Other dealership revenues increased by $0.5 million or 7.0%, to $7.6 million for the year ended December 31, 2001 from $7.1 million for the year ended December 31, 2000. Adjusting for the sale of the Morristown Lincoln Mercury dealership ($0.1 million), the increase is $0.6 million. This increase is primarily due to both increased sales of extended service contracts associated with increased used car sales, and additional income associated with the decrease in deferred revenue ($0.1 million) from the change in accounting for insurance and service contracts for the Connecticut dealerships.

Gross Profit

Gross profit for the year ended December 31, 2001 was $39.8 million, an increase of $1.9 million or 5.0%, compared with $37.9 million for the year ended December 31, 2000. A portion of the increase ($0.6 million) was due to the financial statement restatement adjustments discussed above.

Gross profit on sales of new vehicles decreased $0.4 million or 3.6%, from $11.0 million for the year ended December 31, 2000 to $10.6 million for the year ended December 31, 2001. Gross profit on same store new vehicle sales decreased by $0.1 million or 0.9% from the prior year primarily due to a decrease of 314 units, primarily Lincoln Mercury (753 units) partially offset by Toyota (379 units) and Ford (45 units) discussed in new vehicle revenues above, partially offset by an increase in gross profit margin of 4.1% compared to the prior year. The decrease would have been $0.6 million without the financial statement restatement adjustments discussed above.

Gross profit on sales of used vehicles was $7.7 million for the year ended December 31, 2001, an increase of $1.1 million or 16.6%, from $6.6 million in the prior year. Excluding the sale of the Morristown Lincoln Mercury dealership, the increase is $1.0 million. This increase was attributable to: (i) having a full year of results of a high-end used car business that was purchased in the fourth quarter of 2000 (as discussed in revenues above). The dealership that acquired this business accounted for additional gross profit of $1.0 million of which $0.7 million was from an increase of 424 retail units and $0.3 million was from a 22.8% increase in gross profit per unit. (ii) All other dealerships decreased $0.3 million primarily due to a 3.1% decrease in average gross profit per unit. (iii) A $0.3 million decrease in wholesale losses in 2001 compared to 2000. Larger than normal wholesale losses due to the demand for used cars and trucks not keeping up with supply were reflected in the year ended December 31, 2000.

Parts and service sales yielded gross profit of $13.9 million in the year ended December 31, 2001, an increase of $0.8 million or 6.1%, from $13.1 million for the prior year. Adjusting for the sale of the Morristown Lincoln Mercury dealership the increase is $1.3 million. The increase is primarily due to the aforementioned increase in related revenues.

Selling, General and Administrative Expense

Selling, general and administrative expenses decreased $2.8 million or 7.4%, from $37.9 million for the year ended December 31, 2000, to $35.1 million for the year ended December 31, 2001. The decrease is primarily attributable to several non-recurring events in 2000 totaling approximately $3.5 million partially offset by an increase in salaries and employee benefits of approximately $0.6 million. The increase in salaries was primarily due to increases associated with the inclusion of a full year of results of a high end used car dealership that was purchased in the fourth quarter of 2000 ($0.5 million) combined with increases at the Toyota and Ford dealerships ($0.8 million). This was partially offset by the sale of the Morristown dealership ($0.5 million) and decreases at other Lincoln Mercury locations ($0.4 million). The 2000 non-recurring events include: (1) The write-off of a receivable and associated legal fees of approximately $800,000 from Autotech Leasing ("Autotech") as Autotech filed for bankruptcy protection. Autotech was a leasing company that provided alternative financing for primarily one of Hometowns dealerships. Hometown no longer has this type of relationship with a leasing company. (2) Default of certain livery vehicle loans which Hometown had guaranteed in the amount of approximately $825,000. The vehicles were sold to high-risk customers and the transaction was guaranteed by Hometown. Hometown no longer enters into this type of arrangement. (3) The write-off of certain receivables totaling approximately $700,000 from specialty financing companies due to a modification of Hometown's strategy in working with customers with poor credit history. Hometown has discontinued the practice of entering into recourse transactions. (4) Approximately $400,000 of bank/legal fees associated with a discontinued bank facility. (5) A reserve for future expenses associated with the dismissal of the former Chairman and CEO and Vice President. Although the litigation with the former Chairman / CEO and Vice President is ongoing, Hometown believes that its legal reserves are adequate. See "Management Discussion & Analysis– Litigation". The effect on selling, general and administrative expenses from the financial statement restatement adjustments discussed above was to decrease both periods by $0.4 million.

Interest Income

Interest income increased to $90,000 for the year ended December 31, 2001 from $1,000 for the year ended December 31, 2000. The increase is the result of the new floor plan agreement with Ford Motor Credit Corp., which allows us to invest excess cash in interest bearing accounts. Our previous credit agreement provided that we apply excess cash against the outstanding floor plan liability.

Interest Expense

Interest expense decreased $0.9 million to $4.2 million for the year ended December 31, 2001 from $5.1 million for the same period in 2000. The decrease is primarily due to a decrease in the average floor plan liability for the year caused by better management of inventory levels as well as a decrease in interest rates from the year ended December 31, 2000. The effect on interest expense from the financial statement restatement adjustments discussed above was to increase both periods by $0.6 million.

Other Income

Included in other income is a $254,000 gain on sale of the Morristown Lincoln Mercury dealership to Lincoln Mercury in January 2001.

Valuation Adjustment for CarDay.com

On October 18, 2001, CarDay Inc. ceased operations. Hometown owns 7,380,000 shares of CarDay Inc. It is not anticipated that any shareholders will receive any distributions from the dissolution of CarDay Inc.

CarDay Inc. began operations in 1999 as an 82% owned subsidiary of Hometown. For the year ended December 31, 1999, the assets, liabilities and results of operations of CarDay Inc. were included in Hometown's financial statements. In January 2000, CarDay Inc. obtained $25 million in financing from a group of venture capital providers. The result of this financing was to reduce Hometown's ownership from 82% to 10.7% and to increase the carrying value of its investment to $3,258,000. Subsequent to this dilution of ownership, Hometown no longer reflected the assets, liabilities and results of operations of CarDay Inc. in its consolidated financial statements because ownership had been reduced to an amount below 20%. Hometown recorded the increase in value of the investment, net of a deferred tax liability, as an increase in Additional paid-in capital.

As a result of CarDay Inc. ceasing operations, Hometown now considers the investment to be permanently and totally impaired. The entire investment in CarDay Inc. of $3,258,000 less an associated deferred tax liability of $1,175,000 has been charged against income in the quarter ended September 30, 2001. The charge has the effect of reducing net income for the year by $2,083,000 and reducing Earnings per Share, fully diluted, for the year by $0.32. Excluding the charge net loss was ($53,000) or ($0.01) per share fully diluted for the year ended December 31, 2001. The charge does not affect cash, cash flow from operations, or liquidity and capital resources.

Net Income (loss)

Net loss decreased from a loss of $3.8 million for the year ended December 31, 2000 to $2.1 million for the year ended December 31, 2001, a decrease of $1.7 million or 44.7%. As described above this is due to improvements in gross profit, the absence of the non-recurring charges included in prior year Selling, General and Administrative Expenses and decreased interest expense, partially offset by the write-off of CarDay, Inc. The effect on net income from the financial statement restatement adjustments discussed above was to decrease the net loss for 2001 by $0.2 million and to increase the net loss for 2000 by $0.2 million.

Year Ended December 31, 2000 Compared to Year Ended December 31, 1999

Revenues

New vehicle sales decreased $0.6 million or 0.3% to $172.8 million for the year ended December 31, 2001 from $173.4 million for the prior year. A decrease of 161 units was partially offset entirely by higher average unit revenues. A majority of the decrease in units, 408, was from Hometown's Lincoln Mercury dealerships, offset in part by strong unit sales at the Toyota, Mazda and Daewoo dealerships which had unit increases of 288, 117 and 71, respectively. The increase in Toyota and Mazda units were due in part to Hometown reporting a full years results of 1999 acquisitions. Lincoln Mercury dealerships represented 5 of Hometown's 12 locations, management believes that the decrease in units at Lincoln Mercury dealerships was a result of a loss of popularity of the Lincoln Mercury product line during 2000. Lincoln Mercury has introduced a new Mountaineer sport utility and new leasing programs on its existing car and truck lines aimed at getting back lost market share in 2000. The increase in average unit revenues was due primarily to increased sales of some higher priced vehicles such as the Lincoln LS and Navigator and certain Toyota models.

Used vehicle sales decreased by $6.6 million, or 8.0%, from $82.2 million for the year ended December 31, 1999, to $75.6 million for the year ended December 31, 2000. That decrease consisted of 241 fewer retail units sold and 111 fewer wholesale units sold. The decrease in used units sold in 2000 was due to management discontinuing the sale of fully guaranteed used cars at Westwood in order to eliminate contingent liability on recourse paper, slower demand for pre-owned Lincoln Mercury product, as well as strong factory incentives on New cars particularly with regard to low interest rates and heavy rebates not available on pre owned cars and trucks, and was coupled with lower revenue per unit at wholesale due to excess used car supplies in our marketplace.

Parts and service revenues increased by $1.2 million, or 5.3%, from $22.7 million at December 31, 1999 to $23.9 million for the year ended December 31, 2000. Virtually all of the increase in parts and service revenue was due to the Company's 1999 acquisitions reporting a full year of operations in 2000.

Other dealership revenues increased by $0.2 million, or 2.9%, from $6.9 million for the year ended December 31, 1999, to $7.1 million for the year ended December 31, 2000. The increase was due to Hometown's 1999 acquisitions reporting a full year of operations in 2000.

Gross Profit

Gross profit for the year ended December 31, 2000 was $37.9 million, a decrease of $0.2 million or 0.5%, compared with $38.1 million for the year ended December 31, 1999. Less than $0.1 million of the decrease was due to the financial statement restatement adjustments discussed above.

Gross profit on sales of new vehicles decreased $0.4 million, or 3.5%, from $11.4 million for the year ended December 31, 1999 to $11.0 million for the year ended December 31, 2000. Lower unit sales of 161 units accounts for a majority of the decrease combined with a small decrease in gross profit margin due to a change in the mix of vehicle brands sold. Approximately $0.1 million of the decrease was due to the financial statement restatement adjustments discussed above.

Gross profit on sales of used vehicles was $6.6 million for the year ended December 31, 2000, down $0.2 million or 2.9%, from $6.8 million in the prior year. The decrease in gross profit on used vehicles was almost completely attributable to lower sales volume of 352 units and also a larger than normal wholesale losses due to the demand for used cars and trucks not keeping up with supply. As a result of this, cars and trucks that aged were sold at auction for losses.

Parts and service sales yielded gross profit of $13.1 million in the year ended December 31, 2000, an increase of $0.2 million or 1.6%, from $12.9 million for the prior year. Virtually all of the increase in parts and service revenue was due to Hometown's 1999 acquisitions reporting a full year of operations in 2000, offset by an approximate 2% decrease in gross profit margin caused by a change in the mix of services.

Selling, General and Administrative Expense

Selling, general and administrative expenses increased by $6.4 million, or 20.3%, from $31.5 million for the year ended December 31, 1999, to $37.9 million for the year ended December 31, 2000. A substantial part of the increase was due to several non-recurring events in 2000. The 2000 non-recurring events included: (1) The write-off of a receivable and associated legal fees of approximately $800,000 from Autotech Leasing ("Autotech") as Autotech filed for bankruptcy protection. Autotech was a leasing company that provided alternative financing for primarily one of Hometowns dealerships. Hometown no longer has this type of relationship with a leasing company. (2) Default of certain livery vehicle loans which Hometown had guaranteed in the amount of approximately $825,000. The vehicles were sold to high-risk customers and the transaction was guaranteed by Hometown. Hometown no longer enters into this type of arrangement. (3) The write-off of certain receivables totaling approximately $700,000 from specialty financing companies due to a modification of Hometown's strategy in working with customers with poor credit history. Hometown has discontinued the practice of entering into recourse transactions. (4) Approximately $400,000 of bank/legal fees associated with a discontinued bank facility. (5) A reserve for future expenses associated with the dismissal of the former Chairman and CEO and Vice President. Although the litigation with the former Chairman / CEO and Vice President is ongoing, Hometown believes that its legal reserves are adequate. See "Management Discussion & Analysis – Litigation". The effect on selling, general and administrative expenses from the financial statement restatement adjustments discussed above was to decrease both periods by $0.4 million.

Interest Income

Interest income decreased from $41,000 for the year ended December 31, 1999 to $1,000 for the year ended December 31, 2000. The decrease is the result of the floor plan agreement with GE Capital which provides that all excess cash is used to pay down the loan balance and is not available for investment in interest bearing accounts.

Interest Expense

Interest expense increased $1.0 million from $4.1 million for the year ended December 31, 1999 to $5.1 million for the same period in 2000. The increase is due to increased floor plan interest expense ($0.7 million) combined with additional mortgage interest ($0.2 million) as a result of the purchase of Toyota of Newburgh in April 1999. The effect on interest expense from the financial statement restatement adjustments discussed above was to increase both periods by $0.6 million.

Net Income (loss)

Net income decreased from $0.6 million for the year ended December 31, 1999, to a loss of $3.8 million for the year ended December 31, 2000, a decrease of $4.4 million. This is the result of a combination of the aforementioned under performing stores and brands, non-recurring charges and higher SG&A expenses in 2000. The effect on net income from the financial statement restatement adjustments discussed above was to decrease net income by $0.2 million and $0.1 million for 2000 and 1999, respectively.

Cyclicality

Hometown's operations, like the automotive retailing industry in general, are affected by a number of factors relating to general economic conditions, including consumer business cycles, consumer confidence, economic conditions, availability of consumer credit and interest rates. Although the above factors, among others, may affect Hometown's business, Hometown believes that the impact on the Hometown's operations of future negative trends in such factors will be somewhat mitigated by its (i) strong parts, service and collision repair services, (ii) variable cost salary structure, (iii) geographic regional focus, and (iv) product diversity.

Seasonality

Hometown's operations will be subject to seasonal variations, with the second and third quarters generally contributing more revenues and operating profit than the first and fourth quarters. This seasonality is driven primarily by: (i) Manufacturer related factors, primarily the historical timing of major Manufacturer incentive programs and model changeovers, (ii) weather-related factors, which primarily affect parts and service and (iii) consumer buying patterns.

Effects of Inflation

Due to the relatively low levels of inflation experienced in fiscal 2000 and 2001, inflation did not have a significant effect on the results of Hometown during those periods.

Earnings (Loss) Per Share, Basic and Diluted

On a consolidated basis, the basic and diluted earnings (loss) per share for the year ended December 31, 2001 and 2000, are ($.32) and ($.63), respectively. As of December 31, 2001 and 2000,

Hometown has potentially dilutive securities which are described in Footnote 9 and 16 to the Consolidated Financial Statements.

Weighted Average Shares

On a consolidated basis, the weighted average shares, basic and diluted, for the years ended December 31, 2001 and 2000 are 6.6 million shares and 6.0 million shares, respectively. The weighted average shares for the basic and diluted calculation are the same due the Company incurring a net loss in both periods.

Liquidity and Capital Resources

Cash and Cash Equivalents

Total cash and cash equivalents at December 31, 2001 and 2000, was $4.4 million and $0.6 million, respectively. The increase of $3.8 million in cash and cash equivalents from December 31, 2000 to 2001 was due in part to the termination of the lending arrangement with GE Capital whereby excess cash receipts were automatically used to pay down the existing debt. This arrangement ended March 2001 and subsequent to that date excess cash is invested instead of used to pay down floor plan liability.

Cash Flow from Operations

The following table sets forth the consolidated selected information from the statements of cash flow:

	For the years ended December 31,		
	2001	2000	1999
		(in thousands)	
Net cash provided by operating activities	$ 3,069	$ 481	$ 1,280
Net cash provided by (used in) investing activities	350	(1,148)	(11,226)
Net cash provided by (used in) financing activities	441	(382)	6,067
Net increase (decrease) in cash and cash equivalents	$ 3,860	$ (1,049)	$ (3,879)

Net cash provided from operations of $3.1 million is primarily due to: (i) the net loss plus non-cash items of $1.4 million and (ii) the decrease in inventory in excess of the decrease in floor plan liability of $0.7 million. Net cash provided by investing activities of $0.4 million is primarily due to the cash received from the disposal of Morristown Lincoln Mercury of $0.7 million partially offset by purchases of property and equipment of $0.4 million. Net cash provided by financing activities of $0.4 million is primarily due to the proceeds from the private equity financing of $0.9 million partially offset by principal payments of long-term debt of $0.5 million.

Capital Expenditures

Capital expenditures for 2002 are expected to be $1.6 million consisting primarily of the estimated construction and associated expenses for building a new showroom at our Framingham, Massachusetts dealership.

Use of Estimates and Critical Accounting Policies

Preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the financial statements and reported amounts of revenues and expenses during the periods presented. Actual amounts could differ from those estimates. A summary of our significant accounting policies are presented in the Notes to Consolidated Financial Statements.

Receivables

Hometown had $5.7 million in accounts receivable, net at December 31, 2001 compared to $6.1 million at December 31, 2000. The majority of those receivables, $3.2 million and $3.5 million as of December 31, 2001 and 2000, respectively, are contracts-in-transit from companies that provide or secure financing for customer purchases. These amounts are typically received within seven days of the transaction. Of the remaining amount, $1.4 million and $1.2 million as of December 31, 2001 and 2000, respectively, represents amounts due from manufactures for such items as warranty claims. Additional amounts are parts, service and other trade receivables. In assessing our allowance for doubtful accounts, we consider historical losses as well as current performance with respect to past due accounts. The decrease in the allowance of $0.7 million from fiscal year ended December 31, 2000 to 2001 was due to the write-off of certain fully reserved receivables that had been reserved for in 2000.

Inventories

New, used and demonstrator vehicle values are stated at the lower of cost or market, determined on a specific unit basis. Parts and accessories are stated at the lower of cost (determined on a first-in, first-out basis) or market. In assessing lower of cost or market for new vehicles, we primarily consider the aging of vehicles along with the timing of annual and model changeovers. The assessment of lower of cost or market for used vehicles considers recent data and trends such as loss histories, current aging of the inventory and current market conditions.

Chargeback reserves

Hometown may be charged back ("chargebacks") for unearned financing fees, insurance or service contract commissions in the event of early termination of the contracts by the customers. The revenues from financing fees and commissions are generally recorded at the time of the sale of the vehicles. The reserves for future charge backs are based on historical operating results and the termination provisions of the applicable contracts. Finance, insurance and service contract income, net of estimated chargebacks, are included in other dealership revenue in the accompanying consolidated financial statements.

Private Equity Financing

On July 23, 2001, the Board of Directors voted in favor of raising up to $1.5 million in a private equity financing through the sale of Units to accredited investors at a price of $2.00 per Unit. Each Unit consists of two shares of Class A Common Stock of Hometown plus a warrant to purchase one additional share at an exercise price of $1.20 per share, exercisable within a three-year period. On July 19, 2001, agreements were signed with 10 accredited investors and a total of 974,996 Class A Common shares were issued, as follows:

Investor	# of Units Purchased	# of Shares Issued/ Total Proceeds
Corey Shaker	35,714	71,428
Steven Shaker	35,714	71,428
Janet Shaker	35,714	71,428
Richard Shaker	35,714	71,428
Joseph Shaker	35,714	71,428
Edward Shaker	35,714	71,428
Edward D. Shaker	35,714	71,428
William C. Muller Trust	100,000	200,000
William Muller, Jr.	100,000	200,000
Paul Yamin	37,500	75,000
Total	487,498	974,996

Corey Shaker, Steven Shaker and William Muller, Jr. are officers of the Company. Joseph Shaker is a Director of the Company.

This was recorded as an increase in additional paid in capital in July 2001. At December 31, 2001, William Muller, Jr. owes Hometown $30,000. This is recorded in subscriptions receivable which is a reduction to additional paid in capital at December 31, 2001.

Floor Plan Financing

On March 15, 2001, the Hometown completed a refinancing of its revolving line of credit with GE Capital Corporation ("GECC") to a traditional floor plan line of credit at each dealership with Ford Motor Credit Corporation ("FMCC"). As of December 31, 2001 our floor plan liability with FMCC is $32.6 million.

The FMCC floor plan agreement provides financing for vehicle purchases and is secured by and dependent upon new and used vehicle inventory levels. Maximum availability under the FMCC agreement is a function of new and used car sales and is not a pre-determined amount.

The FMCC floor plan loans carry an interest rate of prime less 0.75% for new vehicles and prime less 0.50% for used vehicles. These rates are for the first year only. Subsequent to the first year the Company will be subject to the FMCC standard financing agreement. From March 15, 2001 through December 31, 2001, interest ranged from 4.00% to 7.25% for new vehicles and from 4.25% to 7.50% for used vehicles.

Hometown is in the process of renewing its floor plan agreement with FMCC. Hometown expects rates under the new plan to increase in relation to the current plan particularly with respect to the rates charged for used vehicles. The new agreement has not been finalized at the time of the filing of this Form 10-K.

The GECC agreement provided financing for Hometown's vehicle purchases as well as operating expenses. Under the GECC facility the maximum line was $41,145,000 as of December 31, 2000. The GECC facility was a revolving line of credit not specifically lent to purchase individual vehicles. Therefore, the loan balance cannot be allocated to vehicle categories.

Interest rates on the GECC floor plan arrangements ranged from 9.2% to 9.9% during 2001, through its close in March 2001, and 7.4% to 9.4% during 2000. The arrangement included a swing line that handled daily loan activity. The balance of the swing line was swept into the floor plan line once monthly. The interest rates on the swing line ranged from 9.1% to 9.6% during 2001 and from 8.6% to 9.6% during 2000.

Automobile manufacturers periodically provide floor plan interest assistance, or subsidies, which reduce the dealer's cost of financing. The accompanying consolidated financial statements reflect interest expense gross. Floor plan interest assistance is recorded as a reduction of cost of sales when the vehicle is sold.

Other Indebtedness

In addition to floor plan financing, Hometown has long-term debt and capital lease obligations of $13.5 million, which is primarily attributable to real estate mortgage notes payable of $8.6 million due in monthly installments including interest at 10% that matures in May 2014 and capital lease obligations of $4.6 million due in monthly installments including interest at 10% that matures in March 2013.

As of December 31, 2001, Hometown has the following contractual obligations:

			(In thousands)				
	Total	2002	2003	2004	2005	2006	Thereafter
Floor Plan	$32,553	$32,553					
Long term debt	$13,506	$709	$720	$703	$772	$838	$9,764
Operating leases:							
Third parties	$2,734	$748	$648	$430	$260	$216	$432
Related parties	$10,564	$912	$912	$912	$912	$912	$6,004

Company Guarantees

Hometown guarantees or partially guarantees loans advanced by financial institutions to certain customers. It is Hometown's policy to provide reserves for potential future default losses based on available historical information.

One of Hometown's dealerships, prior to fiscal 2000, had entered into various arrangements whereby Hometown guaranteed or partially guaranteed loans advanced by financial institutions to certain customers as follows:

(i) Portfolio of customer's limousine vehicle loans granted by Ford Motor Credit Co. As of December 31, 2001, Hometown fully and partially guaranteed limousine vehicle loans aggregating approximately $558,000.

(ii) Portfolio of vehicle loans, granted by a financial institution, to various customers of the dealership with below average credit. As of December 31, 2001, Hometown fully guaranteed vehicle loans associated with these customers aggregating approximately $188,000.

Hometown has provided a reserve for potential future default losses associated with the guarantees based on available historical information. The reserve continues to decrease as the loans are paid off and due to no new loan guarantees being provided by the Company to customers with below average credit.

In connection with the acquisition in 1999 of real estate used by Baystate Lincoln Mercury, Hometown guaranteed the mortgage debt of Rellum Realty Company. The 1999 guaranty was given in substitution for a February 1998 guaranty of that debt by the Muller Group, a subsidiary of the Company. As of December 31, 2001 the mortgage debt balance is $5.2 million. The Company makes annual lease payments of $756,000 to the landlord. The annual mortgage payments made by the landlord total approximately $774,000. The mortgage matures March 2013.

Acquisitions and Dispositions

In January 2001, Hometown sold the franchise for its Morristown, NJ store back to Lincoln Mercury for $0.7 million in cash. During the first six months of 2001, Hometown received the purchase price plus $40,000 for parts returned, and paid out a broker's commission of $35,000. The transaction resulted in Hometown recording a $254,000 gain on the sale, which is included in other income.

Hometown guaranteed the stock that was issued in connection with the Toyota of Newburgh acquisition in 1999 would have a market value of at least $1,000,000 by March 31, 2001. On June 28, 2001, an agreement was signed with the former owners settling the guarantee whereby the Company issued 200,000 shares of Hometown stock and will pay $240,000, payable in monthly installments through December 31, 2002 and a monthly profit sharing payment equal to 20% of Newburgh Toyota's monthly pre-tax income over $57,142 for the period from April 1, 2001 to December 31, 2002.

On January 12, 2000, Hometown completed the acquisition of a Jeep franchise in Brattleboro, Vermont for $0.6 million. As part of this acquisition, Hometown also purchased the new vehicle inventory totaling $0.3 million. The operations of this franchise have been included as part of Hometowns existing Brattleboro Chrysler/Plymouth/Dodge dealership since the date of acquisition. This acquisition has been accounted for using the purchase method of accounting, resulting in goodwill of approximately $0.8 million.

Related Party Transactions

Hometown has leased from various affiliates the premises occupied by certain of its dealerships and guaranteed the related mortgage debt of certain dealerships. Each of the governing leases became effective as of the closing of the initial public offering, has a term expiring in 2013, is on a triple net basis and provides for a consumer price index ("CPI") increase to the base rent for the five-year periods commencing January 1, 2004 and 2009. Total expense for operating leases and rental agreements with related parties was $0.9 million for the year ending December 31, 2001 and future minimum payments under these lease agreements as of December 31, 2001 is $10.6 million. Two of the leases are treated as capital leases. Total payments for these leases were $0.8 million for the year ended December 31, 2001. This practice is fairly common in the automotive retail industry. See Item 13 – "Certain Relationships and Related Transactions".

At December 31, 2001, $161,000 is due from related parties, including a non-interest bearing note receivable ($121,000) from a company owned by an officer of Hometown. The note is being paid to the Hometown at $3,000 per month. In addition, there is a subscription receivable of $30,000 from an officer of Hometown.

Litigation

On or about February 7, 2001, Salvatore A. Vergopia and Edward A. Vergopia, directors and formerly executive officers of Hometown, and Janet Vergopia, the wife of Salvatore A. Vergopia (the "Vergopias") filed a complaint in the Superior Court of New Jersey in Bergen County, against Hometown, its officers and directors, certain holders of its Class B common stock, and certain other unnamed persons, alleging breach of two employment agreements, wrongful termination of employment, breach of a stockholders' agreement and certain other wrongful conduct, including age discrimination and breach of fiduciary duty. The Vergopias are seeking back pay, front pay, compensatory, consequential and punitive damages, in an unspecified amount as well as, reinstatement, injunctive and other legal and equitable relief.

We have retained litigation counsel to represent us in this action. A motion has been granted such that only a single shareholder remains as an individual shareholder defendant. Also, Hometown has filed counterclaims to recover damages associated with the Vergopia's breaches of certain agreements, as well as breaches of their fiduciary duties. Discovery is proceeding in this action.

We believe that the Vergopias commenced this action in response to our dismissal of both Salvatore A. Vergopia and Edward A. Vergopia from their officerships and employment positions with us. We believe we have meritorious defenses and are vigorously defending this action. Hometown does not believe that the eventual outcome of the case will have a material adverse effect on Hometown's consolidated financial position or results of operations.

Quantitative and Qualitative Disclosures about Market Risk

We are exposed to market risk from changes in interest rates on our amounts outstanding under our floor plan financing arrangement, which bears interest at variable rates based on prime. Based on floor plan amounts outstanding at December 31, 2001 of $32.6 million, a 1% change in the prime rate would result in a $0.3 million change to annual floor plan interest expense.

Hometown invests excess cash, $2.1 million at December 31, 2001, in a money market account that was paying interest of 1.86% at December 31, 2001.

New Accounting Pronouncements

In August 2001, the Financial Accounting Standards Board (FASB) issued SFAS 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" which supercedes SFAS 121, "Accounting for the Impairment of Long-Lived Assets to be Disposed Of" and the accounting and reporting provisions of Accounting Principles Board Opinion (APB) 30, "Reporting the Results of Operations - Reporting the Effects of the Disposal of a Segment Business and Extraordinary, Unusual, and Infrequently Occurring Events and Transactions". SFAS 144 addresses financial accounting and reporting for the impairment and disposal of long-lived assets. Discontinued operations accounting will be used for a component of an entity and future operating losses of discontinued operations will no longer be accrued. Additionally, assets acquired and held for disposal are recorded based on fair value less cost to sell at the acquisition date. SFAS 144 is effective for fiscal years beginning after December 15, 2001.

In June 2001, the FASB approved SFAS Nos. 141 and 142 "Business Combinations" and "Goodwill and Other Intangible Assets", respectively. SFAS 141, among other things, eliminates the "Pooling of Interests" method of accounting for business acquisitions entered into after June 30, 2001. SFAS 142, among other things, eliminates the need to amortize goodwill and requires companies to use a fair-value approach to determine whether there is an impairment of existing and future goodwill. Additionally, an acquired intangible asset should be separately recognized if the benefit of the intangible asset is obtained through contractual or other legal rights, or if the intangible asset can be sold, transferred, licensed, rented or exchanged, regardless of the acquirer's intent to do so. These statements are effective for Hometown beginning January 1, 2002.

Goodwill amortization, which ceases on January 1, 2002, was $704,000, $661,000 and $600,000 during 2001, 2000 and 1999, respectively. By the end of the first quarter of fiscal year 2002, Hometown must begin to perform an impairment analysis of intangible assets. Furthermore, the first step of the goodwill transition impairment test must be completed by June 30, 2002 and make disclosure of the effect in the second quarter. By calendar year end, the Company is required to determine the correct implied fair value of the goodwill and record any impairment charges that result from this application as a cumulative effect of a change in accounting principle. Future impairment losses would be recorded as an operating expense.

Hometown is currently evaluating the impact of SFAS 142 on its consolidated financial statements and believes that, if the current market price of the Company's common stock is indicative of fair value, the majority of its goodwill may be impaired as of the initial adoption of this statement.

Forward Looking Statement

When used in the Annual Report on Form 10K, the words "may", "will", "should", "expect", "believe", "anticipate", "continue", "estimate", "project", "intend" and similar expressions are intended to identify forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act regarding events, conditions and financial trends that may affect the Hometown's future plans of operations, business strategy, results of operations and financial condition. Hometown wishes to ensure that such statements are accompanied by meaningful cautionary statements pursuant to the safe harbor established in the Private Securities Litigation Reform Act of 1995. Prospective investors are cautioned that any forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties and that actual results may differ materially from those included within the forward-looking statements as a result of various factors including the ability of Hometown to consummate, and the terms of, acquisitions. Such forward-looking statements should, therefore, be considered in light of various important factors, including those set forth herein and others set forth from time to time in Hometown's reports and registration statements filed with the Securities and Exchange Commission (the "Commission"). Hometown disclaims any intent or obligation to update such forward-looking statements.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

See Management Discussion and Analysis – Quantitative and Qualitative Disclosure about Market Risk.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The consolidated financial statements of the Company required by this item are set forth beginning on page F-1.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURES

Not applicable

PART III

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

Directors and Executive Officers

The executive officers and directors of the Company and their respective ages as of May 10, 2002 are as follows:

Name	Age	Position	Director Since
Corey Shaker	44	President, Chief Operating Officer, Chief Executive Officer and Director	1997
William C. Muller Jr.	50	Regional Vice President – South Division and Director	1997
Steven Shaker	33	Regional Vice President – North Division	Not a director
Joseph Shaker	34	Director	1997
Charles F. Schwartz (1)	46	Chief Financial Officer	Not a director
Salvatore A. Vergopia	62	Director	1997
Edward A. Vergopia	32	Director	1997
Stephen A. Zelnick *	64	Director	2001
H. Dennis Lauzon	53	Director	2002
Timothy C. Moynahan *	62	Director	2002
Steven A. Fournier *	47	Director	2002

*Member of Audit and Compensation Committees

(1) Replaced John J. Stavola as the Chief Financial Officer January 2002. John J. Stavola was the Acting Chief Financial Officer of the Company. He is now the Corporate Controller.

All directors hold office until the next annual meeting of shareholders and until their successors are duly elected and qualified. Officers are elected to serve subject to the discretion of the Board of Directors.

Set forth below is a brief description of the background and business experience of the executive officers and directors of the Company:

Corey Shaker was named President and Chief Operating Officer on February 7, 2000, and added the title of Chief Executive Officer on August 29, 2000. In addition, he was Vice President-Connecticut Operations since October 1, 1997 and was in charge of Hometown's Company-wide sales training efforts. Prior to that, from 1989 he was Chief Operating Officer and General Manager of Family Ford Inc. where he was responsible for all aspects of its operations. He is a member of NADA Ford F01 20 group. He was awarded the Lincoln Mercury Salesperson of the Nation award in 1980 and is a three-time winner of the Lincoln Mercury Inner Circle award. Mr. Shaker serves on the board of directors of AdStar Inc., a provider of classified ad placement services on the internet and other electronic delivery channels. He is also a first cousin to Steven Shaker, the Regional VP – North Division, and Joseph Shaker, a director of the Company. He holds a B.S. in Business Administration from Providence College.

William C. Muller Jr. has been Regional Vice President – South Division since March 2000. Mr. Muller has been Vice President-New Jersey Operations since October 1, 1997. In addition, from 1980 he was the President of Muller Toyota, Inc. and of Muller Chevrolet, Oldsmobile, Isuzu, Inc (both of which are currently known as Muller Automotive Group, Inc. and Good Day Chevrolet, Oldsmobile, Isuzu, Inc., respectively.) Under his management, Muller Toyota has been: (a) a 13-time recipient of Toyota's Prestigious President's Award, given to those dealers with superior levels of customer satisfaction who also exceed capital standards and have high market penetration and facilities that meet or exceed Toyota standards; (b) a 13-time recipient of Toyota Parts Excellence Award; (c) a 9-time winner of Toyota Service Excellence Award; and (d) a 3-time winner of Toyota's Sales Excellence Award. He holds a B.A. degree from Fairleigh Dickinson University.

Steven Shaker has been Regional Vice President – north Division since March 2000. Mr. Shaker had been a Vice President in charge of Parts and Service since October 1, 1997. In addition, from 1992 he was Director of Parts and Service of all of the Shaker Group's operations and was instrumental in the implementation of the pilot program to develop the Ford Motor Company's first Autocare automobile service center. He is the brother of Joseph Shaker and a first cousin of Corey Shaker, each respectively a director of the Company. He holds a B.A. degree from Salve Regina College.

Joseph Shaker was President and Chief Operating Officer from October 1, 1997 to February 7, 2000, and was in charge of the Company's dealer acquisition program, including the implementation of such programs as may be necessary to assimilate new dealers into Hometown's operational model. In addition, from 1991 he was the Chief Operating Officer of Shaker's Lincoln Mercury, Shaker's Jeep Eagle and Lincoln Mercury Autocare in Connecticut. In 1992, at the request of Ford Motor Company, he developed the pilot free-standing neighborhood Autocare Center which has become the model for free-standing neighborhood auto maintenance centers established by Ford Motor with certain of its other dealers. He also started Shaker's Lincoln Mercury limousine department in 1992 and has been responsible for its growth and implementation. He is a Member of the Executive Committee of the NADA 20 Group. He is the brother of Steven Shaker, the Regional VP – North Division, and a first cousin of Corey Shaker, a director of the Company. He holds a B.S. (Management) degree from Bentley College.

Charles F. Schwartz has been Chief Financial Officer since January 2002. From November 2001 through January 2002 he was the Assistant to the CEO. Prior to joining Hometown, he was the Vice President and Chief Financial Officer for Staples Communications, a nationwide integrator of communications solutions from 2000 - 2001. From 1993 – 2000 he was the Senior Vice President, Chief Financial Officer and Chief of Staff for People's Choice TV Corporation, a wireless communications company. From 1989 through 1993, Mr. Schwartz had been Chief Financial Officer of Jimbo's Jumbos, Incorporated, an affiliate of Chock Full O' Nuts. Mr. Schwartz is a Certified Public Accountant. He holds a B.B.A. degree in accounting from Bernard M. Baruch College in New York City

Salvatore A. Vergopia had been Chairman of the Board from October 1997 to December 2000, and Chief Executive Officer from October 1997 to August 2000, of Hometown. In addition, from 1992 until December, 2000, he was President and for over 20 years prior thereto, Vice President of Westwood Lincoln Mercury Sales Inc. He is also the father of Edward Vergopia, director. He holds a B.S. degree from Northern Arizona University.

Edward A. Vergopia was formerly Vice President - Fleet Operations from October 1997 to December 2000. In addition, from 1988 until December, 2000, he was Executive Vice President of Westwood where, among other responsibilities, he managed the Lincoln Mercury Division of Spoilers Plus (custom cars) and Westwood Lincoln Mercury Limousine Department. During those periods, he also worked in the Leasing, Financing and Parts and Service Departments of Westwood Lincoln Mercury. He is also the son of Salvatore Vergopia, director. He holds a B.B.A. from the University of Miami.

Stephen A. Zelnick has been a partner in the law firm Morse, Zelnick, Rose and Lander, LLP since its inception in August 1995. Mr. Zelnick serves on the boards of directors of Milestone Scientific, Inc., a manufacturer of dental devices, AdStar, Inc., a provider of classified ad placement services on the internet and other electronic delivery channels, and DAG Media, Inc., a publisher of classified telephone directories. Mr. Zelnick holds a BS degree in Economics with an accounting major from the Wharton School of the University of Pennsylvania and an LLB from Yale Law School.

H. Dennis Lauzon has been the President and owner of Parkway Toyota since 1978. Mr. Lauzon is on the Toyota Dealers Advertising Board as well as the Dealer Council. He is also on the board of Trustees for Hackensack University Medical Center. Mr. Lauzon attended Fairleigh Dickinson University.

Timothy C. Moynahan has been a founding partner in the law firm Moynahan, Minnella, Broderick and Tindall since 1974. Mr. Moynahan is a director of The Institute of Human Virology, at the University of Maryland School of Medicine. He is also the President of the Connecticut Chapter of the Ireland Chamber of Commerce, a non-profit organization which promotes economic relationships between the United States and Ireland and is Vice-President of the Paula A. Moynahan Skin Care Company, a manufacturer of skin care products. Mr. Moynahan holds a BS degree in History from Providence College and a JD degree from Catholic University School of Law.

Steven A. Fournier has been the President and Chief Executive Officer of Gar-Kenyon Technologies, LLC, a manufacturer of hydraulic aerospace components, since December 2001. He has also been President and Chief Operating Officer of Matthews Ventures, a diversified holding company, since 1992. Mr. Fournier currently serves as Director, Treasurer, and member of the executive committee of the Greater New Haven Chamber of Commerce. Mr. Fournier holds a Bachelor of Science Degree in Accounting from Bentley College in 1975 and is a Certified Public Accountant.

Committees of the Board of Directors

The Company's Board of Directors has established compensation and audit committees, whose members are Messrs. Zelnick, Moynahan and Fournier. The Compensation Committee reviews and recommends to the Board of Directors the compensation and benefits of all officers of the Company, reviews general policy matters relating to compensation and benefits of employees of the Company and administers the issuance of stock options and discretionary cash bonuses to the Company's officers, employees, directors and consultants. The Audit Committee meets with management and the Company's independent public accountants to determine the adequacy of internal controls and other financial reporting matters. It is the intention of the Company to appoint only independent directors to the Audit and Compensation Committees.

ITEM 11. EXECUTIVE COMPENSATION

Summary Compensation.

The following table presents certain information concerning compensation paid or accrued for services rendered to the Company in all capacities during the year ended December 31, 2001, for the Chief Executive Officer and the other executive officers of the Company whose aggregate annual base salary exceeded $100,000 (collectively, the "Named Executive Officers").

COMPENSATION TABLE

	Annual Compensation			
Name and Principal Position	**Fiscal Annual Year Compensation**	**$ Salary**	**Bonus (1)**	**Other**
Corey E. Shaker	2001	250,000 (2)	-	7,000
President and Chief	2000	200,000	-	7,000
Executive Officer	1999	200,000	-	-
William C. Muller, Jr.	2001	200,000	130,372	-
Regional Vice President-	2000	200,000	-	-
South Division	1999	200,000	-	3,000
Steven Shaker Regional	2001	118,600	10,000	2,600
Vice President-North	2000	110,000	-	3,000
Division	1999	100,000	-	-
John J. Stavola	2001	126,250	-	750
Acting Chief Financial	2000	40,650	-	-
Officer and Secretary(3)	1999	-	-	-

(1) The amount shown are cash bonuses earned in the specified year. A portion of these bonuses may be paid in the first quarter of the following year.
(2) Includes amounts paid after year-end.
(3) Was hired July 2000.

OPTION GRANTS IN LAST FISCAL YEAR

Name	Number of Shares Underlying Options Granted(#) (1)	Percent of Total Options Granted to Employees in Fiscal Year 2001	Exercise Price ($/Share)	Expiration Date	Potential Realizable Value At Assumed Annual Rates of Stock Price Appreciation for Option Term(2)		
					0%	5%	10%
Corey Shaker	25,000	6.9%	$1.25	May 2006	-	-	-
Corey Shaker	25,000	6.9%	$2.25	May 2006	-	-	-
William C. Muller Jr.	15,000	4.2%	$1.25	May 2006	-	-	-
William C. Muller Jr.	15,000	4.2%	$2.25	May 2006	-	-	-
Steven Shaker	15,000	4.2%	$1.25	May 2006	-	-	-
Steven Shaker	15,000	4.2%	$2.25	May 2006	-	-	-
John J. Stavola	7,500	2.1%	$1.25	December 2006	-	-	-
John J. Stavola	7,500	2.1%	$2.25	December 2006	-	-	-

(1) The options (except for those issued to John J. Stavola) vest with respect to one-third of the shares of Common Stock covered by the options on May 11, 2002 (the "Initial Vesting Date") and one-third will vest on each of the second and third anniversary of the Initial Vesting Date. The options issued to John J. Stavola vest with respect to one-third of the shares of Common Stock covered by the options on December 1, 2002 (the "Initial Vesting Date") and one-third will vest on each of the second and third anniversary of the Initial Vesting Date.

(2) Potential realizable values are net of exercise price but before taxes, and are based on the assumption that the Common Stock of the Company appreciates at the annual rate shown (compounded annually) from the date of grant until the expiration date of the respective options. All the options issued in 2001 were issued at exercise prices higher than the market price at the date of issuance – hence the Potentially Realizable Values are all $0. These numbers are calculated based on Securities and Exchange Commission requirements and do not reflect the Company's projection or estimate of future stock price growth. Actual gains, if any, on stock option exercises are dependent on the future financial performance of the Company, overall market conditions and the option holder's continued employment through the vesting period. This table does not take into account any appreciation in the price of the Common Stock from the date of grant to the date of this Form 10-K.

AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR END OPTION VALUES

The following table summarizes options exercised during fiscal 2001 and presents the value of unexercised options held by the Named Executive Officers at fiscal year end:

Name	Acquired on Exercise	Value Realized	Number of Securities Underlying Unexercised Options at Fiscal Year-End Exercisable (E) Unexercisable (U)	Value of Unexercised In-the-Money Options at Fiscal Year-End Exercisable (E) Unexercisable (U)
Corey E. Shaker President and Chief Executive Officer	----	----	56,500 E 60,000 U	----
William C. Muller, Jr. Regional Vice President – South	----	----	20,000 E 30,000 U	----
Steven Shaker Regional Vice President – North	----	----	10,000 E 30,000 U	----
John J. Stavola Acting Chief Financial Officer and Secretary (1)			0 E 15,000 U	

(1) Replaced in January 2002. Mr. Stavola is currently the Corporate Controller of the Company.

In general, the option agreements shall be exercisable only so long as the Optionee shall continue to be an employee of Hometown and within the thirty-day period after the date of termination of his employment to the extent it was exercisable on the day prior to the date of termination. In the event the Optionee is unable to continue his employment with Hometown as a result of his total and permanent disability, he may, but only within three (3) months from the date of disability, exercise the option to the extent he was entitled to exercise it at the date of such disability. In the event of death of the Optionee, the option may be exercised, at any time within twelve (12) months following the date of death, by the Optionee's estate or by a person who acquired the right to exercise this option by bequest or inheritance, but only to the extent of the right that would have accrued had the Optionee continued living one (1) month after the date of death, provided that at the time of his death the Optionee is an employee of Hometown and shall have been in Continuous Status (as defined in Hometown's Stock Option Plan) as an employee from the date hereof; or within thirty (30) days after the termination of Continuous Status as an employee, the option may be exercised, at any time within three (3) months following the date of death, by the Optionee's estate or by a person who acquired the right to exercise the Option by bequest or inheritance, but only to the extent of the right to exercise that had accrued at the date of termination.

Employment Contracts

In April 1998, Hometown entered into five-year employment agreements, effective as of the closing of Hometown's initial public offering in July, 1998, with Corey E. Shaker, William C. Muller, Jr. and Steven Shaker. Each of their agreements provides for an annual base salary of $200,000, except that the agreement for Steven Shaker provides for an annual base salary of $100,000, which increased to $125,000 in 2001.

Each agreement also provides for participation by the employee in all executive benefit plans and, if employment is terminated without cause (as defined in the agreement), payment of an amount equal to the salary which would have been payable over the unexpired term of his employment agreement.

Compensation Committee Interlocks and Insider Participation in Compensation Decisions

None of the directors serving on the Compensation Committee are employees or officers of the Company. Corey Shaker and Stephen A. Zelnick both serve together on the board of directors of Adstar, Inc. No other director or executive officer of the Company is a director or executive officer of any other corporation that has a director or executive officer who is also a director of the Company.

1998 Stock Option Plan

In February 1998, in order to attract and retain persons necessary for the success of the Company, Hometown adopted its 1998 Stock Option Plan (the "Stock Option Plan") covering up to 480,000 shares of Class A Common Stock. Pursuant to the Stock Option Plan officers, directors and key employees of the Company and consultants to the Company are eligible to receive incentive and/or non- incentive stock options. The Board of Directors will administer the Stock Option Plan, which expires in January 2008, or a committee designated by the Board of Directors. The selection of participants, allotment of shares, determination of price and other conditions relating to the purchase of options will be determined by the Board of Directors, or a committee thereof, in its sole discretion. Stock options granted under the Stock Option Plan are exercisable for a period of up to 10 years from the date of grant at an exercise price which is not less than the fair market value of the Common Stock on the date of the grant, except that the term of an incentive stock option granted under the Stock Option Plan to a stockholder owning more than 10% of the outstanding Common Stock may not exceed five years and its exercise price may not be less than 110% of the fair market value of the Common Stock on the date of the grant. For grants to the Named Executive Officers see the chart above titled "AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR END OPTION VALUES."

Employee Benefit Plan

In October 1999, Hometown amended and restated the E.R.R. Enterprises, Inc. Profit Sharing/401(k) Plan, (the "Amended Plan") into the HOMETOWN AUTO RETAILERS, INC. 401K Plan (the "Plan") effective October 1, 1999, for the benefit of eligible employees, as defined. Participants may make voluntary contributions of up to 15% of their compensation, subject to certain IRS limitations. Hometown may make annual matching contributions to the Plan at its discretion. No Contributions were made by Hometown to the Plan for the years ended December 31, 2001 and 2000. Contributions under the Plan were $48,000 in 1999. Corey E. Shaker and Joseph Shaker are the Trustees of the Plan.

Compensation of Directors

Each non-employee Director receives a fee of $1,000, for each meeting attended in person and $250 for each meeting attended telephonically and reimbursement for travel costs and other out-of-pocket expenses incurred in attending each Directors' meeting. In addition, committee members receive $500 for each committee meeting attended in person, other than meeting directly following or preceding Board meetings and $125 for each committee meeting attended telephonically. Additionally, pursuant to the Plan, each Director who is a non-employee and is not elected pursuant to the stockholders agreement among Hometown's Class B stockholders, commencing in 2002 will receive options to purchase 30,000 shares of Common Stock exercisable at the fair market value on the date of grant. These options will vest one-half on the date of grant and one-half at the end of the subsequent year of service on the Board. In addition, each non-employee Director receives options to purchase an additional 2,500 shares of Common Stock on the date of the Company's annual stockholders' meeting. Such options will have an exercise price equal to the fair market value of the Common Stock on the date of grant and will vest one-third upon grant and one-third on each of the first and second anniversary of the date of grant.

Limitation of Directors' Liability and Indemnification

The Delaware General Corporation Law (the "DGCL") authorizes corporations to limit or eliminate the personal liability of directors to corporations and their shareholders for monetary damages for breach of directors' fiduciary duty of care. The Company's Certificate of Incorporation limits the liability of Directors of the Company to the Company or its shareholders to the fullest extent permitted by Delaware law.

The Company's Certificate of Incorporation provides mandatory indemnification rights to any officer or Director of the Company who, by reason of the fact that he or she is an officer or Director of the Company, is involved in a legal proceeding of any nature. Such indemnification rights include reimbursement for expenses incurred by such officer or Director in advance of the final disposition of such proceeding in accordance with the applicable provisions of the DGCL. Insofar as indemnification for liabilities under the Securities Act may be provided to officers and Directors or persons controlling the Company, the Company has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

Except for the Vergopia litigation described in Item 3 above, there is no pending litigation or proceeding involving a Director, officer, employee or agent of the Company in which indemnification by the Company will be required or permitted.

Report of the Compensation Committee on Executive Compensation

The primary purposes of the Compensation Committee are to establish and maintain competitive, fair and equitable compensation practices designed to attract and retain key management employees throughout the Corporation and to establish appropriate incentives to motivate and reward key management employees for achieving or exceeding established performance goals; and to oversee the competency and qualifications of senior management personnel and the provisions of senior management succession planning. The Compensation Committee is responsible for a broad range of activities which include (i) recommending to the full Board of Directors the salary(ies) of the Chairman of the Board, Chief Executive Officer, Chief Operating Officer and Chief Financial Officer after an evaluation of market data, internal salary relationships as provided by the Corporation's executive compensation professionals, and such other factors as the Committee deems appropriate; (ii) recommending to the full Board of Directors the salaries for other elected Corporate Officers and selected key management employees after reviewing the recommendations made by the Chief Executive Officer and the Chief Operating Officer; (iii) recommending to the full Board of Directors the type of incentive plans, if any, which will be offered to management employees; and (iv) administering the Corporation's 1998 Incentive Stock Option Plan, to include, after reviewing the recommendations of the Chief Executive Officer and the Chief Operating Officer, determining the employees to be eligible for plan participation.

Due to the existence of five-year employment agreements between Hometown and its key officers, which do not expire until July 2003, the scope of the Compensation Committee's duties has been limited.

COMPENSATION COMMITTEE

Stephen A. Zelnick
As Acting Chairman

COMPARE CUMULATIVE TOTAL RETURN
AMONG HOMETOWN AUTO RETAILERS, INC.,
NASDAQ MARKET INDEX AND SIC CODE INDEX



DOLLARS
250
225
200
175
150
125
100
75
50
25
0
7/29/98
12/31/98
12/31/99
12/31/00
12/31/01
HOMETOWN AUTO RETAILERS, INC.
SIC CODE INDEX
NASDAQ MARKET INDEX

ASSUMES $100 INVESTED ON JULY 29, 1998
ASSUMES DIVIDEND REINVESTED
FISCAL YEAR ENDING DEC. 31, 2001

The above graph shows a comparison of cumulative total returns for Hometown, the NASDAQ Market Index, and a Peer Group from the date of the initital public offering.

(1) The Peer Group Index includes the following companies: Auto Nation Inc., Circuit City/CarMax, Group, Group 1 Automotive, Inc., Lithia Motors Inc., Rush Enterprises, Inc., Sonic Automotive Inc., United Auto Group, Inc. and Nostalgia Motorcars.

Page Intentionally Left Blank

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information known to Hometown regarding the beneficial ownership of Common Stock as of May 10, 2002 by (i) each person known to Hometown to be the beneficial owner of more than 5% of its outstanding shares of Common Stock, (ii) each Director of Hometown, (iii) each Named Executive Officer and (iv) all Directors, and Executive Officers of Hometown as a group. Except as otherwise indicated, the persons or entities listed below have sole voting and investment power with respect to all shares of Common Stock owned by them.

A person is deemed to be a beneficial owner of securities that can be acquired by such person within 60 days from the filing of this prospectus upon the exercise of options and warrants or conversion of convertible securities. Each beneficial owner's percentage ownership is determined by dividing the number of shares beneficially owned by that person by the total number of shares beneficially owned, increased to reflect the shares underlying the options, warrants and convertible securities that are held by such person, but not held by any other person.

- As of May 10, 2002, the total number of shares outstanding is 7,175,105, of which 3,563,605 shares are Class A common stock and 3,611,500 shares are Class B common stock.

The total number of votes are based on the combined total of Class A and Class B common stock beneficially owned by the beneficial owner. The voting power percentage of each beneficial owner is determined by dividing the number of votes held by that person by the total number of votes outstanding, increased to reflect the number of votes of the shares underlying the options, warrants and convertible securities that are held by such person, but not held by any other person.

- As of May 10, 2002, the total number of votes outstanding is 39,678,605, of which 3,563,605 votes are from Class A common stock outstanding and 36,115,000 votes are from Class B common stock outstanding;
- Class A common stock have one (1) vote per share; and
- Class B common stock have ten (10) votes per share.

Name of Beneficial Owner	Common Stock Beneficially Owned		% of Outstanding Equity Owned			% of Aggregate voting Power of all Classes
	Class A	Class B	Class A	Class B	Total	
Officers and Directors						
Salvatore Vergopia	-	705,000	-	19.52	9.83	17.77
Corey E. Shaker	193,310	265,080	5.42	7.34	6.39	7.17
William C. Muller, Jr.	334,250	453,034	9.38	12.54	10.97	12.26
Edward Vergopia	-	235,000	-	6.51	3.28	5.92
Steven Shaker	135,142	206,424	3.79	5.72	4.76	5.54
Joseph Shaker	184,326	321,812	5.17	8.91	7.05	8.58
Stephen A. Zelnick	51,666	-	1.45	-	**	**
H. Dennis Lauzon	1,666	-	**	-	**	**
Timothy Moynahan	15,000	-	**	-	**	**
Steven Fournier	15,000	-	**	-	**	**
All Directors, and Executive Officers as a group (10 persons)	930,360	2,186,350	26.11	60.54	43.44	57.45
5% Beneficial Owners						
William C. Muller, Sr.	300,000	308,786	8.42	8.55	8.37	8.52

** Ownership is less than 1%

Salvatore Vergopia has an address at 20 Bayberry Drive, Saddle River, New Jersey 07458. His beneficial ownership of our Class B common stock includes 225,600 shares owned by his wife Janet.

Edward A. Vergopia has an address at 100 Winston Drive, North Tower, Cliffside Park, New Jersey 07010.

Corey Shaker has an address at 774 Straits Turnpike, Watertown Connecticut 06795. His beneficial ownership of our common stock includes:

- 265,080 shares of Class B common stock, of which 15,980 shares are held by the Edward Shaker Family Trust of which he is the Trustee and a beneficiary;
- 84,428 shares of Class A common stock;
- Options exercisable within the next 60 days to purchase shares of Class A common stock as follows:
    - 36,500 shares at $9.00 per share;
    - 20,000 shares at $3.00 per share;
    - 8,334 shares at $2.25 per share; and
    - 8,334 shares at $1.25 per share; and
- Warrants immediately exercisable to purchase 35,714 shares of Class A common stock at $1.20 per share.

William Muller, Jr. has an address at c/o Muller Toyota Inc., Route 31, PO Box J, Clinton, New Jersey 08809. His beneficial ownership of our common stock includes:

- 453,034 shares of Class B common stock;
- 204,250 shares of Class A common stock;
- Options exercisable within the next 60 days to purchase shares of Class A common stock as follows:
    - 20,000 shares at $9.00 per share;
    - 5,000 shares at $2.25 per share; and
    - 5,000 shares at $1.25 per share; and
- Warrants immediately exercisable to purchase 100,000 shares of Class A common stock at $1.20 per share.

Steven Shaker has an address at c/o Family Ford, Inc., 1200 Wolcott Street, Waterbury, Connecticut 06705. His beneficial ownership of our common stock includes:

- 79,428 shares of Class A common stock;
- Options exercisable within the next 60 days to purchase shares of Class A common stock as follows:
  - o 10,000 shares at $9.00 per share;
  - o 5,000 shares at $2.25 per share; and
  - o 5,000 shares at $1.25 per share; and
- Warrants immediately exercisable to purchase 35,714 shares of Class A common stock at $1.20 per share.

Joseph Shaker has an address at c/o Baystate Lincoln Mercury, 571 Worcester Road, Framingham, Massachusetts 01701. His beneficial ownership of our common stock includes:

- 321,812 shares of Class B common stock of which 15,980 shares are held by the Richard Shaker Family Trust which Mr. Shaker is the Trustee and a beneficiary; and 40,000 shares are held by the Shaker Irrevocable Trust of which Mr. Shaker is Trustee;
- 112,112 shares of Class A common stock;
- an option to purchase 36,500 shares of Class A common stock, exercisable within the next 60 days at $9.00 per share; and
- Warrants immediately exercisable to purchase 35,714 shares of Class A common stock at $1.20 per share.

Stephen A. Zelnick has an address at 450 Park Avenue, New York, New York 10022. His beneficial ownership of our common stock includes:

- 35,000 shares of Class A common stock;
- 15,000 shares of Class A common stock which represents his proportionate interest in 60,000 shares beneficially owned by a nominee of Morse, Zelnick, Rose & Lander, LLP, of which Mr. Zelnick is a member. The filing of this report shall not be construed as an admission that he is the beneficial owner of any of the shares owned by the nominee for purposes of Section 13(d) or 13 (g) of the Securities Exchange Act of 1934, as amended; and
- An option to purchase 1,666 shares of Class A common stock, exercisable within the next 60 days at $0.78 per share.

H. Dennis Lauzon has an address at 854 Sunset Avenue, Haworth, New Jersey 07641. His beneficial ownership of our common stock consist of an option to purchase 1,666 shares of Class A common stock, exercisable within the next 60 days at $0.65 per share.

Timothy Moynahan has an address at 141 East Main Street, Waterbury, Connecticut 06722. His beneficial ownership of our common stock consist of an option to purchase 15,000 shares of Class A common stock, exercisable within the next 60 days at $0.48 per share.

Steven Fournier has an address at 107 Eastfield Road, Waterbury, Connecticut 06708. His beneficial ownership of our common stock consist of an option to purchase 15,000 shares of Class A common stock, exercisable within the next 60 days at $0.58 per share.

William Muller, Sr. has an address at c/o Muller Toyota Inc., Route 31, PO Box J, Clinton, New Jersey 08809. His beneficial ownership of our common stock includes:

- 308,786 shares of Class B common stock;
- 200,000 shares of Class A common stock; and
- Warrants immediately exercisable to purchase 100,000 shares of Class A common stock at $1.20 per share.

All shares and warrants are owned by The William C. Muller Revocable Living Trust of which the William C. Muller Sr. is Trustee. William C. Muller Sr. is neither an officer nor director.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934 requires Hometown's officers and directors, and persons who own more than ten percent of a registered class of Hometown's equity securities, to file reports of ownership and changes in ownership with the Securities and Exchange Commission ("SEC"). Officers, directors and greater than ten-percent stockholders are required by SEC regulation to furnish Hometown with copies of all Section 16(a) forms they file.

To the best of Hometown's knowledge, based solely on review of the copies of such forms furnished to Hometown, or written representations that no other forms were required, Hometown believes that all Section 16(a) filing requirements applicable with respect to all its current officers, directors and ten percent shareholders have been complied with as of the filing date of this Annual Report. However, Corey Shaker, Joseph Shaker, Steven Shaker and William Muller, Jr. were late in filing one (1) Statement of Changes in Beneficial Ownership on Form 4 during 2001 but have all subsequently come into compliance. With respect to any former directors, officers, and ten percent shareholders of Hometown, the Company does not have any knowledge of any known failures to comply with the filing requirements of Section 16(a).

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Leases

Hometown has leased from various affiliates the premises occupied by certain of its dealerships. Each of the governing leases became effective as of the closing of the initial public offering, has a term expiring in 2013, is on a triple net basis and provides for a consumer price index ("CPI") increase to the base rent for the five-year periods commencing January 1, 2004 and 2009. Hometown believes that each lease was at their fair market value at inception.

Shaker Group. Hometown leases, for an initial annual base rental of $240,000, the premises occupied by its Lincoln/Mercury dealership in Watertown, Connecticut and for an initial base rental of $240,000 and $72,000 respectively, the premises occupied by the Family ford and Shaker Jeep/Eagle dealership in Waterbury, CT from Shaker Enterprises, a Connecticut general partnership whose seven partners include Joseph Shaker, Corey Shaker, Steven Shaker and Janet Shaker. Corey Shaker is the CEO, Director and a principal stockholder of the Company. Steven Shaker is the Regional Vice President – North Division and a principal stockholder of the Company Joseph Shaker is a Director and a principal stockholder of the Company. Janet Shaker is a principal stockholder of the Company.

Muller Group. Hometown leases, for an initial annual base rental of $360,000 and $396,000 respectively the premises occupied by its Toyota dealership in Clinton, New Jersey and its Chevrolet/Oldsmobile/Isuzu dealership in Stewartsville, New Jersey from Rellum Realty Company, a New Jersey general partnership, one of whose two partners is William C. Muller Jr. Mr. Muller is a director and the Regional Vice President – South Division and a principal stockholder of Hometown. The Toyota and Chevy leases are treated as capital leases. In connection with the acquisition in 1999 of real estate used by Baystate Lincoln Mercury, Hometown guaranteed the mortgage debt of Rellum Realty Company. The 1999 guaranty was given in substitution for a February 1998 guaranty of that debt by the Muller Group, a subsidiary of the Company. As of December 31, 2001 the mortgage debt balance is $5.2 million. The Company makes annual lease payments of $756,000 to the landlord. The annual mortgage payments made by the landlord total approximately $774,000. The mortgage matures March 2013.

Westwood. Hometown leases, for an initial annual base rental of $360,000 the premises occupied by its Lincoln Mercury dealership in Emerson, New Jersey from Salvatore A. Vergopia and his wife. Mr. Vergopia is a director and a principal stockholder of Hometown.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d), the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on May 23, 2002 on its behalf by the undersigned, thereunto duly authorized.

Hometown Auto Retailers, Inc.

By: /s/ Corey Shaker
Corey Shaker, President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1934, this Report has been signed below by the following persons on behalf of the registrant and in the capacities indicated.

/s/ Corey Shaker Corey Shaker	President, Chief Executive Officer and Director
/s/ Charles F. Schwartz Charles F. Schwartz	Chief Financial Officer
/s/ William C. Muller, Jr. William C. Muller, Jr.	Director
/s/ Joseph Shaker Joseph Shaker	Director
/s/ Stephen A. Zelnick Stephen A. Zelnick	Director
/s/ H. Dennis Lauzon H. Dennis Lauzon	Director
Salvatore A. Vergopia	Director
Edward A. Vergopia	Director
/s/ Timothy C. Moynahan Timothy C. Moynahan	Director
/s/ Steven A. Fournier Steven A. Fournier	Director

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Hometown Auto Retailers, Inc.:

We have audited the accompanying consolidated balance sheets of Hometown Auto Retailers, Inc. (a Delaware Corporation) as of December 31, 2001 and 2000, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2001. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Hometown Auto Retailers, Inc. as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

As discussed in Note 2 to the consolidated financial statements, the accompanying consolidated balance sheet as of December 31, 2000, and the related consolidated statements of operations, stockholders' equity and cash flows for the years ended December 31, 2000 and 1999 have been restated.

Stamford, Connecticut
May 23, 2002

ARTHUR ANDERSEN LLP

HOMETOWN AUTO RETAILERS, INC.
CONSOLIDATED BALANCE SHEETS
(in thousands, except share and per share data)

	December 31, 2001	December 31, 2000 (Restated)
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 4,446	$ 586
Accounts receivable, net	5,656	6,149
Inventories, net	31,887	40,170
Prepaid expenses and other current assets	344	326
Deferred income taxes and taxes receivable	1,681	956
Total current assets	44,014	48,187
Property and equipment, net	11,889	12,462
Goodwill, net	23,708	24,793
Other assets	2,231	6,130
Total assets	$ 81,842	$ 91,572
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Floor plan notes payable	$ 32,553	$ 40,123
Accounts payable and accrued expenses	6,160	5,267
Current maturities of long-term debt and capital lease obligations	709	620
Deferred revenue	476	514
Total current liabilities	39,898	46,524
Long-term debt and capital lease obligations	12,797	13,390
Long-term deferred income taxes	721	1,664
Other long-term liabilities and deferred revenue	974	1,351
Total liabilities	54,390	62,929
Stockholders' Equity:		
Preferred stock, $.001 par value, 2,000,000 shares authorized, no shares issued and outstanding	-	-
Common stock, Class A, $.001 par value, 12,000,000 shares authorized, 3,561,605 and 2,301,109 issued and outstanding, respectively	3	2
Common stock, Class B, $.001 par value, 3,760,000 shares authorized, 3,613,500 and 3,699,000 issued and outstanding, respectively	4	4
Additional paid-in capital	29,730	28,786
Retained earnings (accumulated deficit)	(2,285)	(149)
Total stockholders' equity	27,452	28,643
Total liabilities and stockholders' equity	$81,842	$ 91,572

The accompanying notes are an integral part of these consolidated financial statements

HOMETOWN AUTO RETAILERS, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except share and per share data)

	For the Years Ended December 31,		
	2001	2000 (Restated)	1999 (Restated)
Revenues			
New vehicle sales	$ 158,825	$ 172,759	$ 173,427
Used vehicle sales	83,903	75,623	82,224
Parts and service sales	25,402	23,869	22,735
Other, net	7,630	7,131	6,929
Total revenues	275,760	279,382	285,315
Cost of sales			
New vehicle	148,271	161,752	162,062
Used vehicle	76,189	68,981	75,385
Parts and service	11,485	10,768	9,814
Total Cost of sales	235,945	241,501	247,261
Gross profit	39,815	37,881	38,054
Amortization of goodwill	704	661	600
Loss from operations of e-Commerce subsidiary	-	-	515
Selling, general and administrative expenses	35,114	37,946	31,499
Income (loss) from operations	3,997	(726)	5,440
Interest income	90	1	41
Interest expense	(4,225)	(5,069)	(4,116)
Other income	254	-	-
Other expense	(8)	(23)	(31)
Valuation adjustment for CarDay.com	(3,258)	-	-
Income (loss) before taxes	(3,150)	(5,817)	1,334
Provision (benefit) for income taxes	(1,014)	(2,017)	693
Net income (loss)	$ (2,136)	$ (3,800)	$ 641
Earnings (loss) per share, basic	$ (.32)	$ (.63)	$ .11
Earnings (loss) per share, diluted	$ (.32)	$ (.63)	$ .11
Weighted average shares outstanding, basic	6,592,436	5,995,996	5,875,342
Weighted average shares outstanding, diluted	6,592,436	5,995,996	6,003,851

The accompanying notes are an integral part of these consolidated financial statements

HOMETOWN AUTO RETAILERS, INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
For the years ended December 31, 2001, 2000 (Restated) and 1999 (Restated)
(in thousands)

	Class A Common Stock		Class B Common Stock		Additional Paid-in Capital	Retained Earnings (Accumulated Deficit)	Total Stockholders' Equity
	Shares	Amount	Shares	Amount			
ßalance at December 31, 1998	2,040	$ 2	3,760	$ 4	$25,194	$ 3,010	$ 28,210
;onversion of Class B Common ɔ Class A Common	7	-	(7)	-	-	-	-
ssuance of Class A Common to cquire Toyota of Newburgh	100	-	-	-	1,000	-	1,000
let Income	-	-	-	-	-	641	641
ßalance at December 31, 1999	2,147	$ 2	3,753	$ 4	$26,194	$ 3,651	$ 29,851
;onversion of Class B Common ɔ Class A Common	54	-	(54)	-	-	-	-
ssuance of Class A Common	100	-	-	-	332	-	332
/aluation adjustment for ;arDay.com	-	-	-	-	2,260	-	2,260
let Loss	-	-	-	-	-	(3,800)	(3,800)
ßalance at December 31, 2000	2,301	$ 2	3,699	$ 4	$28,786	$ (149)	$ 28,643
;onversion of Class B Common ɔ Class A Common	86	-	(86)	-	-	-	-
;hares issued for Newburgh urchase	200	-	-	-	-	-	-
;apital infusion from ccredited Investors	975	1	-	-	808	-	809
Varrants	-	-	-	-	166	-	166
;ubscription receivable	-	-	-	-	(30)	-	(30)
let Loss	-	-	-	-	-	(2,136)	(2,136)
ßalance at December 31, 2001	3,562	$ 3	3,613	$ 4	$29,730	$ (2,285)	$ 27,452

The accompanying notes are an integral part of these consolidated financial statements

HOMETOWN AUTO RETAILERS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	For the Years Ended December 31,		
	2001	2000 (Restated)	1999 (Restated)
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income (loss)	$ (2,136)	$ (3,800)	$ 641
Adjustments to reconcile net income (loss)			
to net cash provided by (used in) operating activities -			
Depreciation and amortization	1,613	1,552	1,466
Loss on sale of assets	-	-	12
Gain on disposal of business unit	(254)	-	-
Loss on write-down of CarDay.com	3,258	-	-
Deferred income taxes	(1,124)	(1,683)	21
Changes in assets and liabilities:			
Accounts receivable, net	499	(48)	133
Inventories	8,226	11,017	(13,497)
Prepaid expenses and other current assets	(18)	997	(913)
Other assets	92	375	(752)
Floor plan notes payable	(7,570)	(8,863)	15,320
Accounts payable and accrued expenses	898	883	(1,139)
Deferred revenue	(38)	(17)	-
Other long term liabilities and deferred revenue	(377)	68	(12)
Net cash provided by operating activities	3,069	481	1,280
CASH FLOWS FROM INVESTING ACTIVITIES:			
Purchase of property and equipment	(369)	(421)	(6,187)
Proceeds from sales of property and equipment	14	149	44
Investment in website for development	-	-	(1,251)
Acquisitions, net of cash acquired	-	(876)	(3,832)
Disposal of business unit	705	-	-
Net cash provided by (used in) investing activities	350	(1,148)	(11,226)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Proceeds from long-term borrowings		-	9,406
Principal payments of long-term debt and capital lease obligations	(504)	(714)	(1,650)
Excess cash used to pay down floor plan notes	-	-	(2,538)
Other current bank borrowings, net of repayments	-	-	500
Due from/to related parties	-	-	349
Issuance of common stock and warrants	945	332	-
Net cash provided by (used in) financing activities	441	(382)	6,067
Net increase (decrease) in cash and cash equivalents	3,860	(1,049)	(3,879)
CASH AND CASH EQUIVALENTS, beginning of period	586	1,635	5,514
CASH AND CASH EQUIVALENTS, end of period	$4,446	$586	$1,635
Cash paid for – Interest	$3,988	$ 4,571	$4,114
Cash paid for – Taxes	$146	$204	$1,048

The accompanying notes are an integral part of these consolidated financial statements

1. BUSINESS AND ORGANIZATION

Business of Hometown Auto Retailers Inc.

Hometown was founded on March 10, 1997 as Dealerco, Inc., a New York Corporation, and was later merged into Hometown Auto Retailers, Inc., a Delaware Corporation ("Hometown" or the "Company"). Hometown's purpose was to consolidate and operate automobile dealerships in the Northeast, primarily in New Jersey and New England. Hometown was formed to combine three dealership groups (the "Core Operating Companies") located in New Jersey and Connecticut, one of which was considered the accounting acquirer ("Shaker"), acquire two other dealerships (the "Acquisitions") located in Vermont and Massachusetts, complete an initial public offering (the "Offering") of its Common Stock and, subsequent to the Offering, continue to acquire, through merger or purchase, additional dealerships to expand its regional operations.

During 1999, the Company invested in an internet-commerce subsidiary, CarDay.com. CarDay is an Internet auction site that offers a buying experience that offers many of the features generally not available outside the traditional dealership environment. In January 2000, CarDay obtained $25 million in financing from a group of venture capital firms. As a result of that financing, Hometowns ownership interest in CarDay was reduced from 82% to 10.7% and to increase the carrying value of its investment to $3,258,000. Since CarDay is a "Development Stage Company", the Company treated the resulting increase in value of the investment as an increase in additional paid-in-capital. This is in accordance with the Securities and Exchange Commissions Staff Accounting Bulletin 51. The investment in CarDay.com is accounted for on the cost basis. The Company believes that any similar future transactions are unlikely. At December 31, 1999, organizational and website development costs of CarDay of $515,000 are included in the consolidated financial statements of the Company. Subsequent to January 20, 2000, the operating results of CarDay are not reflected in Hometown's financial statements as Hometown's ownership interest has fallen below 20%. In the fourth quarter of fiscal 2001, CarDay ceased operations, accordingly the Company considers the investment to be permanently and totally impaired. (Note 4)

Basis of Presentation

In July 1998, Hometown simultaneously completed the combination of the Core Operating Companies, the Acquisitions and the Offering. The Core Operating Companies were acquired in exchange for common stock of Hometown. The Acquisitions were acquired for cash.

Principals of Consolidation

The consolidated financial statements include all significant majority-owned subsidiaries. All intercompany accounts and transaction among the consolidated subsidiaries have been eliminated.

The Company's operations are subject to seasonal variations, with the second and third quarters generally contributing more revenues and operating profit than the first and fourth quarters. This seasonality is driven primarily by: (i) factors related to the automobile and truck manufacturers from which the Company holds franchises ("Manufacturer"), primarily the historical timing of major Manufacturer incentive programs and model changeovers, (ii) weather-related factors, which primarily affect parts and service and (iii) consumer buying patterns.

2. RESTATEMENT OF PRIOR YEARS FINANCIAL STATEMENTS

Subsequent to fiscal year end December 31, 2001, the Company determined: (i) two dealership operating leases should have more appropriately been classified as capital leases, (ii) certain manufacturer incentives should have been more appropriately reflected as a reduction of inventory costs, and (iii) certain insurance product sales generated in Connecticut should be recognized over the life of the contract due to operating under a dealer obligor status according to state law. Accordingly, the Company has restated prior year financial statements to reflect these changes. These restatements and the effect on the 2001 results are as follows:

(i) Reflecting the two leases as capital leases resulted in recording an increase in buildings and capital lease obligations of $5.2 million as of July 1998, the lease inception date. For each period in the restated financial statements the Company has recorded (a) depreciation expense on the building, (b) interest expense and principal payments on the related capital lease obligation and (c) eliminated the lease expense that had previously been recorded. The effect on income before taxes from these adjustments was to reduce pre-tax income by $147,000, $165,000 and $181,000 for the years ended December 31, 2001, 2000 and 1999, respectively. The after tax effect of these adjustments was to reduce net income $99,000, $108,000 and $87,000 for the years ended December 31, 2001, 2000 and 1999, respectively. These adjustments caused a reduction in basic and diluted earnings per share of approximately $0.02, $0.02 and $0.01 for the years ended December 31, 2001, 2000 and 1999, respectively.

(ii) Manufacturers provide certain assistance to dealerships that had been recorded as a reduction of interest expense when received. This is more appropriately reflected as a reduction of inventory costs and cost of sales at the time of sale of the vehicle. The effect on income before taxes from these adjustments was to increase pre-tax income by $253,000 for the year ended December 31, 2001 and to reduce pre-tax income by $214,000 and $132,000 for the years ended December 31, 2000 and 1999, respectively. The after tax effect of these adjustments was to increase net income by $171,000 for the year ended December 31, 2001 and to reduce net income by $140,000 and $63,000 for the years ended December 31, 2000 and 1999, respectively. These adjustments caused an increase in basic and diluted earnings per share of $0.03 for the year ended December 31, 2001, and a decrease of $0.02 and $0.01 in basic and diluted earnings per share for the years ended December 31, 2000 and 1999, respectively.

(iii) Connecticut dealerships operate under state laws which make the dealers responsible for providing warranty service and insurance in the event of default by the insurance carriers. Accordingly, commissions on insurance and service contract sales are required to be recognized over the life of the related insurance product. Previously, the income had been recognized at the time of sale of the vehicle. The revenue is taken into income over a five-year period which is the life of the contract. The effect on income before taxes from these adjustments was to increase pre-tax income by $144,000, $46,000 and $12,000 for the years ended December 31, 2001, 2000 and 1999, respectively. The after tax effect of these adjustments was to increase net income by $98,000, $30,000 and $6,000 for the years ended December 31, 2001, 2000 and 1999, respectively. These adjustments increased basic and diluted earnings per share by $0.01, $0.01 and $0.00 for each of the years ended December 31, 2001, 2000 and 1999, respectively. At December 31, 2001 and 2000 the Company had $1,264,000 and $1,408,000 of deferred revenue, respectively. During the first quarter of 2002, this state law has changed which will result in Hometown recording insurance and service contract income at the time of sale of the vehicle, the change in the law was not retroactive. During 2002, 2003, 2004, 2005, 2006 and 2007, Hometown will record approximately an additional $322,000, $398,000, $282,000, $170,000, 75,000 and $17,000 respectively, for insurance and service contract income due to the change in the state law.

The total effect of the aforementioned adjustments was to increase income before taxes $250,000 for the year ended December 31, 2001 and reduce income before taxes $333,000 and $301,000 for the years ended December 31, 2000 and 1999, respectively. The total effect of these changes was to increase net income $170,000 for the year ended December 31, 2001 and reduce net income $218,000 and $144,000 for the years ended December 31, 2000 and 1999, respectively. The total effect of these changes was to increase basic and diluted earnings per share $0.03 for the year ended December 31, 2001 and reduce basic and diluted earnings per share $0.03 and $0.02 for the years ended December 31, 2000 and 1999, respectively. Restated basic and diluted earnings per share is $(0.63) and $0.11 for the years ended December 31, 2000 and 1999, respectively.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Major Suppliers and Franchise Agreements

The Company purchases substantially all of its new vehicles at the prevailing prices charged by the applicable Manufacturers to all franchised dealers. The Company's sales volume could be adversely impacted by the manufacturers' inability to supply it with an adequate supply of popular models or as a result of an unfavorable allocation of vehicles by the manufacturer.

Each Manufacturers franchise agreement contains provisions which may limit, without the consent of the applicable manufacturer, changes in dealership management and ownership, place certain restrictions on the dealership (such as minimum working capital requirements) and provide for termination of the franchise agreement by the manufacturer in certain instances.

Revenue Recognition

Revenues for vehicle and parts sales are recognized upon delivery to or acceptance by the customer. Revenues for vehicle service are recognized when the service has been completed. Sales discounts and service coupons are accounted for as a reduction to the sales price at the point of sale. Manufacturer incentives and rebates, including holdbacks, are not recognized until earned in accordance with respective manufacturers incentive programs.

Finance, Insurance and Service Contract Income Recognition

The Company arranges financing for customers through various institutions and receives financing fees equal to the difference between the loan rates charged to customers and the predetermined financing rates set by the financing institution. In addition, the Company receives commissions from the sale of credit life and disability insurance and extended service contracts to customers. The revenues from financing fees and commissions are generally recorded at the time of the sale of the vehicles. These revenues are recorded on a net basis. Connecticut dealerships operate under state laws which make the dealers responsible for providing warranty service and insurance in the event of default by the insurance carriers. Accordingly, commissions on insurance and service contract sales are required to be recognized over the life of the related insurance product. At December 31, 2001 and 2000 the Company had $1,264,000 and $1,408,000 of deferred revenue, respectively. During the first quarter of 2002, this state law has changed which will result in the Hometown recording insurance and service contract income at the time of sale of the vehicle, the change in the law was not retroactive. During 2002, 2003, 2004, 2005, 2006 and 2007, Hometown will record approximately $322,000, $398,000, $282,000, $170,000, 75,000 and $17,000 respectively, in additional insurance and service contract income due to the change in the state law.

The Company may be charged back ("chargebacks") for unearned financing fees, insurance or service contract commissions in the event of early termination of the contracts by the customers. The reserves for future charge backs are based on historical operating results and the termination provisions of the applicable contracts. Finance, insurance and service contract income, net of estimated chargebacks, are included in other dealership revenue in the accompanying consolidated financial statements.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, cash on deposit, marketable securities and liquid investments, such as money market accounts, that have an original maturity of three months or less at the date of purchase.

Contracts-in-Transit

Contracts–in–transit represent receivables from finance companies for the portion of the vehicle purchase price financed by customers through sources arranged by the Company.

Inventories

New, used and demonstrator vehicle values are stated at the lower of cost or market, determined on a specific unit basis. Parts and accessories are stated at the lower of cost (determined on a first-in, first-out basis) or market. The Company assesses the lower of cost or market reserve requirement for vehicles, on an individual unit basis, taking into consideration historical loss rates, the age and composition of the inventory and current market conditions. The lower of cost or market reserves were $0.4 million and $0.3 million at December 31, 2001 and 2000, respectively.

Property and Equipment

Property and equipment are recorded at cost and depreciated using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are capitalized and amortized over the lesser of the life of the lease or the estimated useful life of the asset.

Capital Lease Obligations

The Company classifies two dealership leases as capital leases. The Company depreciates these properties over the terms of the lease (Note 2).

Company Guarantees

The Company guarantees or partially guarantees loans advanced by financial institutions to certain customers. It is the Company's policy to provide reserves for potential future default losses based on available historical information. The Company guarantees certain mortgage debt obligations of the lessor, related to two dealership leases.

Goodwill

Goodwill represents the excess of purchase price over the estimated fair value of the net assets acquired and is being amortized on a straight-line basis over a 40 year period.

Impairment of Goodwill and Other Long-lived Assets

The Company periodically reviews goodwill, certain related intangibles and other long-lived assets for impairment whenever changes in the circumstances indicate that the carrying amount of the assets may not be fully recoverable. The Company considers relevant cash flow, management's strategic plans, significant decreases in the market value of the asset and other available information in assessing whether the carrying value of the assets can be recovered. When such events occur, the Company compares the carrying amount of the assets to undiscounted expected future cash flows. If this comparison indicates an impairment, the carrying amount would then be compared to discounted expected future cash flows. The difference would be recorded as an impairment of assets. The discount rate used is based on the Company's weighted average cost of capital, which represents the blended after-tax costs of debt and equity. As of December 31, 2001, the Company does not believe any impairment exists based on this methodology.

Income Taxes

The Company accounts for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes." Under this method, deferred income taxes are recorded based upon differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the underlying assets are realized or liabilities are settled. A valuation allowance reduces deferred tax assets when it is more likely than not that some or all of the deferred tax assets will not be realized.

Interest Expense

Automobile manufacturers periodically provide floor plan interest assistance, or subsidies, which reduce the dealer's cost of financing. The accompanying consolidated financial statements reflect interest expense gross. Floor plan interest assistance is recorded as a reduction of cost of sales when the vehicle is sold (Note 2).

Fair Value of Financial Instruments

The Company's financial instruments consist primarily of cash and cash equivalents; floor plan notes payable and long-term debt. The carrying amounts of cash equivalents approximate fair value due to the short maturity of those instruments. The carrying amounts of floor plan notes payable approximate fair value due to their variable interest rates. The fair market value of long-term debt approximated the carrying value at December, 31, 2001. The fair value of long-term debt is estimated based on the current rates offered for similar debt instruments with the same remaining maturities.

Advertising and Promotion

The Company expenses advertising and promotion as incurred. Automobile Manufacturers periodically provide advertising assistance, or subsidies, which is recorded as a reduction the dealer's advertising expense.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to a concentration of credit risk consist principally of cash, cash equivalents, contracts in transit and accounts receivable. The Company maintains cash balances at financial institutions that may, at times, be in excess of federally insured levels. Also, the Company grants credit to individual customers and local companies in the automobile repair business such as automotive parts stores, automotive mechanics, and automotive body repair shops.

The Company performs ongoing credit evaluations of its customers and generally does not require collateral. The Company maintains an allowance for doubtful accounts at a level which management believes is sufficient to provide for potential credit losses.

Earnings (loss) per Share

"Basic earnings (loss) per share" represents net income (loss) divided by the weighted average shares outstanding. "Diluted earnings (loss) per share" represents net income (loss) divided by weighted average shares outstanding adjusted for the incremental dilution of potentially dilutive securities. (Note 9 and 16)

Stock-based Compensation

The Company accounts for stock-based compensation issued to employees in accordance with Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees". The Company, as permitted, elected not to adopt the financial reporting requirements of SFAS No. 123, "Accounting for Stock Based Compensation" for stock based compensation granted to employees. Accordingly, the Company has disclosed in the notes to the consolidated financial statements, the proforma net loss for the periods presented as if the fair value based method was used in accordance with SFAS No. 123.

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principals generally accepted in the United States requires management to make estimates and assumptions in determining the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Consolidated Statements of Cash Flows

The net change in floor plan financing of inventory, which is a customary financing technique in the industry, is reflected as an operating activity in the accompanying consolidated statements of cash flows.

Reclassification

Certain prior year amounts have been reclassified to conform to the 2001 presentation.

Segments

The Company's management considers its business to be a single segment-Automotive Retailing. The Company's sales and services are through similar distribution channels, and the Company's customers are similar for all sources of revenues. Management evaluates its operating results by dealerships, which are all located in the Northeastern United States.

New Accounting Pronouncements

In August 2001, the Financial Accounting Standards Board (FASB) issued SFAS 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" which supercedes SFAS 121, "Accounting for the Impairment of Long-Lived Assets to be Disposed Of" and the accounting and reporting provisions of Accounting Principles Board Opinion (APB) 30, "Reporting the Results of Operations - Reporting the Effects of the Disposal of a Segment Business and Extraordinary, Unusual, and Infrequently Occurring Events and Transactions". SFAS 144 addresses financial accounting and reporting for the impairment and disposal of long-lived assets. Discontinued operations accounting will be used for a component of an entity and future operating losses of discontinued operations will no longer be accrued. Additionally, assets acquired and held for disposal are recorded based on fair value less cost to sell at the acquisition date. SFAS 144 is effective for fiscal years beginning after December 15, 2001.

In June 2001, the FASB approved SFAS Nos. 141 and 142 "Business Combinations" and "Goodwill and Other Intangible Assets", respectively. SFAS 141, among other things, eliminates the "Pooling of Interests" method of accounting for business acquisitions entered into after June 30, 2001. SFAS 142, among other things, eliminates the need to amortize goodwill and requires companies to use a fair-value approach to determine whether there is an impairment of existing and future goodwill.

Additionally, an acquired intangible asset should be separately recognized if the benefit of the intangible asset is obtained through contractual or other legal rights, or if the intangible asset can be sold, transferred, licensed, rented or exchanged, regardless of the acquirer's intent to do so. These statements are effective for the Company beginning January 1, 2002.

Goodwill amortization, which will cease on January 1, 2002, was $704,000, $661,000 and $600,000 during 2001, 2000 and 1999, respectively. By the end of the first quarter of fiscal year 2002, the Company must perform an impairment analysis of non-goodwill intangible assets. Furthermore, the first step of the goodwill transition impairment test must be completed by June 30, 2002 and make disclosure of the effect in the second quarter. By calendar year end, the Company is required to determine the correct implied fair value of the goodwill and record any impairment charges that result from this application as a cumulative effect of a change in accounting principle. Future impairment losses would be recorded as an operating expense.

Hometown is currently evaluating the impact of SFAS 142 on its consolidated financial statements and believes that, if the current market price of the Company's common stock is indicative of fair value, the majority of its goodwill may be impaired as of the initial adoption of this statement.

4. DETAILS OF CERTAIN BALANCE SHEET ACCOUNTS

Accounts receivable, net consist of the following:

	12/31/01	12/31/00
	(in thousands)	
Due from manufacturers	$ 1,416	$ 1,239
Due from finance companies	3,170	3,530
Parts and service receivables	481	698
Other	589	682
Total receivables, net	$ 5,656	$ 6,149

The allowance for doubtful accounts was $0.3 million and $0.9 million as of December 31, 2001 and 2000, respectively. In assessing the allowance for doubtful accounts, the Company considers historical losses as well as current performance with respect to past due accounts.

Inventories, net consist of the following:

	12/31/01	12/31/00
	(in thousands)	
New Vehicles	$ 21,722	$ 30,608
Used Vehicles	8,559	7,529
Parts, accessories and other	1,606	2,033
Total Inventories	$ 31,887	$ 40,170

Other Assets

CarDay Inc.

On October 18, 2001, CarDay Inc. ceased operations. Hometown owns 7,380,000 shares of CarDay Inc. It is not anticipated that any shareholders will receive any distributions from the dissolution of CarDay Inc.

CarDay Inc. began operations in 1999 as an 82% owned subsidiary of Hometown. For the year ended December 31, 1999, the assets, liabilities and results of operations of CarDay Inc. were included in Hometown's financial statements. In January 2000, CarDay Inc. obtained $25 million in financing from a group of venture capital providers. The result of this financing was to reduce Hometown's ownership from 82% to 10.7%, and to increase the carrying value of its investment to $3,258,000. Subsequent to this dilution of ownership, Hometown no longer reflected the assets, liabilities and results of operations of CarDay Inc. in its financial statements because ownership had been reduced to an amount below 20%. Hometown recorded the increase in value of the investment, net of a deferred tax liability, as an increase in Additional paid-in capital.

As a result of CarDay Inc. ceasing operations, Hometown now considers the investment to be permanently and totally impaired. The entire investment in CarDay Inc. of $3,258,000 less an associated deferred tax liability of $1,175,000 has been charged against income in the quarter ended September 30, 2001. The charge has the effect of reducing net income for the year by $2,083,000 and reducing Earnings per share, fully diluted, for the year by $0.32. The charge does not affect cash, cash flow from operations, or liquidity and capital resources.

Summarized financial data for CarDay, Inc. for the periods owned for which it was not part of the Company's consolidated financial results is as follows:

Balance Sheet Data	As of December 31, 2000 (000's)
Current Assets	$ 7,697
Total Assets	$11,363
Current Liabilities	$ 568
Convertible Preferred Stock	$ 7
Other Shareholders' Equity	$10,421

Statement of Operations Data	Year Ended December 31, 2000 (000's)
Revenues	$ 272
Gross profit	$ 225
Loss from operations	$(14,910)
Net loss	$(14,353)

Accounts payable and accrued expenses consist of the following:

	12/31/01	12/31/00
	(in thousands)	
Accounts payable, trade	$ 2,319	$ 993
Accrued compensation costs	655	273
Sales and use tax	619	618
Customer payoffs	368	338
Reserve for finance, insurance and service contract chargebacks	270	142
Reserve for guarantees on finance contracts	377	1,205
Reserve for policy work expenses	226	158
Other accrued expenses	1,326	1,540
Total	$ 6,160	$5,267

Other long-term liabilities and deferred revenue

The Company receives commissions from the sale of insurance products and extended service contracts to customers. These revenues are recorded on a net basis. Connecticut dealerships operate under state laws which make the dealers responsible for providing warranty service and insurance in the event of default by the insurance carriers. Accordingly, commissions on insurance and service contract sales are required to be recognized over the life of the related insurance product. At December 31, 2001 the Company had $1,264,000 of deferred revenue of which $476,000 was current and $788,000 was long-term. At December 31, 2000 the Company had $1,408,000 of deferred revenue of which $514,000 was current and $894,000 was long-term. During the first quarter of 2002, this state law has changed which will result in the Hometown recording insurance and service contract income at the time of sale of the vehicle, the change in the law was not retroactive. During 2002, 2003, 2004, 2005, 2006 and 2007, Hometown will record approximately an additional $322,000, $398,000, $282,000, $170,000, 75,000 and $17,000 respectively, for insurance and service contract income due to the change in the state law. Deferred revenue will decrease each year by these amounts.

During 1999, the Company entered into a non-compete agreement with the previous owner of one of the Acquisitions. The payments under this agreement are due in equal installments over 46 months. The liability for the remaining obligation under the agreement, included in other long-term liabilities at December 31, 2001 and 2000, was $173,000 and $272,000 respectively. The related asset is included in the other assets on the accompanying consolidated financial statements and is being amortized over 10 years, representing the life of the non-compete agreement.

5. PROPERTY AND EQUIPMENT, NET

Property and equipment consist of the following:

	Estimated Useful Lives in Years	12/31/01	12/31/00
		(in thousands)	
Land and land improvements	15 to 20	$ 4,293	$ 4,293
Buildings and leasehold improvements	7 to 31.5	8,369	8,276
Machinery, equipment, furniture and fixtures	3 to 7	2,803	2,672
Vehicles	5	111	118
Construction in progress		97	30
Sub-total		15,673	15,389
Less – accumulated depreciation		(3,784)	(2,927)
Total		$11,889	$ 12,462

Included in land and land improvements is land held for sale of $500,000. Included in buildings and leasehold improvements are capital leases for two dealerships totaling $5,180,000 for the year ended December 31, 2001 and 2000. Construction in progress represents a dealership showroom currently under construction. The Company expects spending on this project to be approximately $1,250,000 in 2002. Depreciation will begin once the asset is placed in service. Depreciation and amortization expense for the years ended December 31, 2001, 2000 and 1999 was $909,000, $891,000 and $866,000 respectively.

6. FLOOR PLAN NOTES PAYABLE AND INTEREST EXPENSE

	12/31/01	12/31/00	12/31/99
		(in thousands)	
Floor plan notes payable	$32,553	$40,123	$48,986
Floor plan interest expense	$2,548	$3,370	$2,662

On March 15, 2001, the Company completed a refinancing of its revolving line of credit with GE Capital Corporation ("GECC") to a traditional floor plan line of credit at each dealership with Ford Motor Credit Corporation ("FMCC").

The FMCC floor plan agreement provides financing for vehicle purchases and is secured by and dependent upon new and used vehicle inventory levels. Maximum availability under the FMCC agreement is a function of new and used car sales and is not a pre-determined amount.

The FMCC floor plan loans carry an interest rate of prime less 0.75% for new vehicles and prime less 0.50% for used vehicles. These rates are for the first year only. Subsequent to the first year the Company will be subject to the FMCC standard financing agreement. From March 15, 2001 through December 31, 2001, interest ranged from 4.00% to 7.25% for new vehicles and from 4.25% to 7.50% for used vehicles.

The Company is in the process of renewing its floor plan agreement with FMCC. The Company expects rates under the new plan to increase in relation to the current plan particularly with respect to the rates charged for used vehicles. The new agreement has not been finalized at the time of the filing of this 10-K.

The GECC agreement provided financing for the Company's vehicle purchases as well as operating expenses. Under the GECC facility the maximum line was $41,145,000 as of December 31, 2000. Current availability at December 31, 2000 was $1,022,000. The GECC facility was a revolving line of credit not specifically lent to purchase individual vehicles. Therefore, the loan balance cannot be allocated to vehicle categories.

Interest rates on the GECC floor plan arrangements ranged from 9.2% to 9.9% during 2001, through its close in March 2001, and 7.4% to 9.4% during 2000. The arrangement included a swing line that handled daily loan activity. The balance of the swing line was swept into the floor plan line once monthly. The interest rates on the swing line ranged from 9.1% to 9.6% during 2001 and from 8.6% to 9.6% during 2000.

Automobile manufacturers periodically provide floor plan interest assistance, or subsidies, which reduce the dealer's cost of financing. The accompanying consolidated financial statements reflect interest expense gross. Floor plan interest assistance was $1.7 million, $2.3 million and $1.5 million for the years ended December 31, 2001, 2000 and 1999, respectively, and is recorded as a reduction of cost of sales when the vehicle is sold. Of these amounts, $0.2 million, $0.5 million and $0.3 million was recorded as a reduction of inventory at December 31, 2001, 2000 and 1999, respectively.

7. LONG TERM DEBT AND CAPITAL LEASE OBLIGATION

	12/31/01	12/31/00
	(in thousands)	
Real estate mortgage note payable, due in monthly installments including interest at 10%, maturing May 1, 2014	$8,607	$8,899
Capital lease obligations, due in monthly installments including interest at 10.0%, maturing in March 2013	4,604	4,794
Mortgage note payable, due in monthly installments including interest at 10.5%, maturing in July 2003, relating to assets held for sale	158	283
Various due in monthly installments including interest ranging from 7.2% to 14.6%, maturing on various dates through October 2006	137	34
	13,506	14,010
Less: Current portion	709	620
Total Long Term Debt and Capital Lease Obligations	$12,797	$13,390

Maturities of long-term debt and capital lease obligations for each of the next five years and thereafter are as follows:

Year ending December 31,	Aggregate Obligation
	(in thousands)
2002	$ 709
2003	720
2004	703
2005	772
2006	838
Thereafter	9,764
	$13,506

8. RELATED PARTY TRANSACTIONS

Leases

Certain officers of the Company lease to the dealerships the premises under various leases, two of which are classified as capital leases. (See Note 5 and 13). In connection with the acquisition in 1999 of real estate used by Baystate Lincoln Mercury, Hometown guaranteed the mortgage debt of Rellum Realty Company. The 1999 guaranty was given in substitution for a February 1998 guaranty of that debt by the Muller Group, a subsidiary of the Company. As of December 31, 2001 the mortgage debt balance is $5.2 million. The Company makes annual lease payments of $756,000 to the landlord. The annual mortgage payments made by the landlord total approximately $774,000. The mortgage matures March 2013.

Due from related parties, included in other assets on the consolidated balance sheet, are as follows:

	12/31/01	12/31/00
	(in thousands)	
Note receivable from a company owned by an officer of the Company, non-interest bearing with payment due monthly of $3,000.	$121	$156
Other, net	40	10
Total	$161	$166

9. CAPITAL STRUCTURE AND PER SHARE DATA

Preferred Stock

The Company's Certificate of Incorporation provides that its Board of Directors has the authority, without further action by the holders of the outstanding Common Stock, to issue up to two million shares of Preferred Stock from time to time in one or more classes or series, to fix the number of shares constituting any class or series and the stated value thereof, if different from the par value, and to fix the terms of any such series or class, including dividend rights, dividend rates, conversion or exchange rights, voting rights, rights and terms of redemption (including sinking fund provisions), the redemption price and the liquidation preference of such class or series. As of December 31, 2001 and 2000, the Company does not have any

Preferred Stock outstanding. The designations, rights and preferences of any Preferred Stock would be set forth in a Certificate of Designation which would be filed with the Secretary of the State of Delaware.

Common Stock – Class A and Class B

The Class A Common Stock and the Class B Common Stock each have a par value of $.001 per share and are identical in all respects, except voting rights and the convertibility of the Class B Common Stock. Subject to any special voting rights of any series of Preferred Stock that may be issued in the future, the holders of Class A Common Stock are entitled to one vote per share and the holders of Class B Common Stock are entitled to ten votes per share. Except as otherwise required by law, both Class A Common Stock and Class B Common Stock vote together as one class on all matters to be voted on by stockholders of the Company, including the election of directors. Class A Common Stock is not convertible. The Class B Common Stock is convertible into Class A Common Stock on a share for share basis, at any time at the election of the holder and is automatically converted into Class A Common Stock upon any transfer to a person who is not then an officer or director of the Company or of a subsidiary of the Company. All of the outstanding shares of Class B Common Stock, representing approximately 89% of the aggregate voting power of the Company, are beneficially owned by the principals of the Core Operating Companies, including a majority of the Board of Directors of Hometown. Neither class of Common Stock has redemption, preemptive or sinking fund rights. Holders of both classes of Common Stock are entitled to dividends as and when declared by the Board of Directors from funds legally available therefore and, upon liquidation, dissolution or winding up of the Company, to participate ratably in all assets remaining after payment of all liabilities. Except for the $30,000 subscription receivable discussed in Note 10, all shares of Common Stock issued and outstanding are fully-paid and non-assessable.

Warrants

In connection with the "Private Equity Financing" (Note 10), the Company issued warrants that entitled the holders to purchase up to 487,498 shares of Class A Common Shares at a purchase price of $1.20 per share, exercisable over a three-year period.

In connection with the Initial Public Offering, the Company granted to the Paulson Securities (the "Representative"), Representative's Warrants, entitling the holders thereof to purchase up to 180,000 shares of Class A Common Stock at a purchase price of $10.80 per share over a four-year period commencing one year from the effective date of the Offering.

Per Share Data

This following represents reconciliation from basic earnings per share to diluted earnings per share.

	Year Ended December 31;		
	2001	2000	1999
		(in thousands)	
Determination of Share:			
Weighted average shares outstanding, basic	6,592,436	5,996,146	5,875,342
Contingent shares from stock guaranty	-	-	128,509
Weighted average shares outstanding, diluted	6,592,436	5,996,146	6,003,851
Earnings (loss) per share, basic	$(.32)	$(.63)	$.11
Earnings (loss) per share, diluted	$(.32)	$(.63)	$.11

Basic earnings (loss) per share" represents net income (loss) divided by the weighted average shares outstanding. "Diluted earnings (loss) per share" represents net income (loss) divided by weighted average shares outstanding adjusted for the incremental dilution of potentially dilutive securities. Options and warrants to purchase approximately 1,283,248, 482,000 and 454,000 shares of common stock were outstanding during 2001, 2000 and 1999, respectively, but were not included in the computation of diluted earnings (loss) per share because either the option and warrant prices were greater than the average market price of the common shares, or the effect would be anti-dilutive. The Company had potentially dilutive securities related to a stock guarantee issued in connection with an acquisition (Note 18) of approximately 1,900,000 common shares as of December 31, 2000 that was not included in the computation of diluted earnings (loss) per share because the effect would have been anti-dilutive.

10. PRIVATE EQUITY FINANCING

On July 23, 2001, the Board of Directors voted in favor of raising up to $1.5 million in a private equity financing through the sale of Units to accredited investors at a price of $2.00 per Unit. Each Unit consists of two shares of Class A Common Stock of Hometown plus a warrant to purchase one additional share at an exercise price of $1.20 per share, exercisable within a three-year period. On July 19, 2001, agreements were signed with 10 accredited investors and a total of 974,996 Class A Common shares were issued, as follows:

Investor	# of Units Purchased	# of Shares Issued
Corey Shaker	35,714	71,428
Steven Shaker	35,714	71,428
Janet Shaker	35,714	71,428
Richard Shaker	35,714	71,428
Joseph Shaker	35,714	71,428
Edward Shaker	35,714	71,428
Edward D. Shaker	35,714	71,428
William C. Muller Trust	100,000	200,000
William Muller, Jr.	100,000	200,000
Paul Yamin	37,500	75,000
Total	487,498	974,996

Corey Shaker, Steven Shaker and William Muller, Jr. are officers of the Company. Joseph Shaker is a Director of the Company.

This was recorded as an increase in additional paid in capital in the July 2001. At December 31, 2001, William Muller, Jr. owes the Company $30,000. This is recorded in subscriptions receivable which is a reduction to additional paid in capital at December 31, 2001.

11. INCOME TAXES

Federal and state income taxes (benefits) are as follows:

	12/31/01	12/31/00	12/31/99
	(in thousands)		
Federal:			
Current	$ (377)	$ (1,275)	$ 431
Deferred	(485)	(479)	19
State:			
Current	(20)	(191)	241
Deferred	(132)	(72)	2
Total Income Taxes	$ (1,014)	$ (2,017)	$ 693

Actual income tax expense differs from income tax expense computed by applying a U.S. federal statutory corporate tax rate of 34% to income (losses) before income taxes as follows:

	12/31/01	12/31/00	12/31/99
Provision at the statutory rate	(34.0%)	(34.0 %)	34.0 %
Increase (decrease) resulting from:			
State income tax, net of benefit for Federal deduction	(3.1%)	(3.1 %)	9.0 %
Non-deductible goodwill	4.9%	2.2 %	7.0 %
Other	-	0.2 %	2.0 %
Effective tax rate	(32.2%)	(34.7 %)	52.0 %

Deferred income taxes are provided for temporary differences in the recognition of income and expenses for financial reporting purposes and for tax purposes. The tax effects of these temporary differences representing deferred tax assets and liabilities result principally from the following:

	12/31/01	12/31/00
	(in thousands)	
Deferred income taxes and taxes receivable:		
Current net operating loss carryforward	$ 1,373	$ 750
Reserves and accruals not deductible until paid	117	-
Tax on current portion of deferred revenue	191	206
Total	$ 1,681	$ 956
Deferred tax assets – long term:		
Long term net operating loss carryforward	$ 901	$ 1,265
Tax on long term portion of deferred revenue	315	358
Deferred tax on capital leases treated as operating leases for tax purposes	228	177
Deferred tax on floor plan interest treated as reduction of inventory for book presentation	-	193
Total	$ 1,444	$ 1,993
Deferred tax liabilities:		
LIFO recapture	$ -	$ (53)
Amortization of goodwill	(424)	(283)
Depreciation	(111)	(75)
CarDay Reserve	-	(1,175)
Other	(186)	(78)
Net deferred tax liability	$ (721)	$ (1,664)

12. ADVERTISING AND PROMOTION

The Company expenses advertising and promotion as incurred. Advertising and promotion expenses included in Selling, General and Administrative Expenses, net of manufacturers' rebates and assistance, were approximately $3.1 million, $2.8 million, and $2.9 million for the years ended December 31, 2001, 2000 and 1999, respectively. Manufacturers advertising rebates and assistance was approximately $0.4 million, $0.5 million and $0.5 million for the years ended December 31, 2001, 2000 and 1999 respectively.

13. OPERATING LEASES

The Company has executed leases for the premises occupied by its dealerships. Certain of the leases are with related parties. The minimum rental commitments required under these operating leases after December 31, 2001 are as follows:

Year ending December 31,	Total Obligation	Related Parties	Other
		(in thousands)	
2002	$1,660	$912	$748
2003	1,560	912	648
2004	1,342	912	430
2005	1,172	912	260
2006	1,128	912	216
Thereafter	6,436	6,004	432
Total	$13,298	$10,564	$2,734

Total expense for operating leases and rental agreements was $1,729,000, $1,992,000 and $2,059,000 for the years ending December 31, 2001, 2000 and 1999 respectively.

Total expense for operating leases and rental agreements with related parties was $912,000, $912,000 and $1,092,000 for the years ending December 31, 2001, 2000 and 1999 respectively.

14. COMMITMENTS AND CONTINGENCIES

Litigation

On or about February 7, 2001, Salvatore A. Vergopia and Edward A. Vergopia, directors and formerly executive officers of Hometown, and Janet Vergopia, the wife of Salvatore A. Vergopia (the "Vergopias") filed a complaint in the Superior Court of New Jersey in Bergen County, against Hometown, its officers and directors, certain holders of its Class B common stock, and certain other unnamed persons, alleging breach of two employment agreements, wrongful termination of employment, breach of a stockholders' agreement and certain other wrongful conduct, including age discrimination and breach of fiduciary duty. The Vergopias are seeking back pay, front pay, compensatory, consequential and punitive damages, in an unspecified amount as well as, reinstatement, injunctive and other legal and equitable relief.

The Company has retained litigation counsel to represent us in this action. A motion has been granted such that only a single shareholder remains as an individual shareholder defendant. Also, the Company has filed counterclaims to recover damages associated with the Vergopia's breaches of certain agreements, as well as breaches of their fiduciary duties. Discovery is proceeding in this action.

The Company believes that the Vergopias commenced this action in response to the dismissal of both Salvatore A. Vergopia and Edward A. Vergopia from their officerships and employment positions with the Company. The Company believes it has meritorious defenses and is vigorously defending this action. The Company does not believe that the eventual outcome of the case will have a material adverse effect on the Company's consolidated financial position or results of operations.

The Company from time to time may be a defendant in lawsuits arising from normal business activities. Management reviews pending litigation with legal counsel and believes that the ultimate liability, if any, resulting from such actions will not have a material adverse effect on the Company's consolidated financial position or results of operations.

Insurance

The Company carries a standard range of insurance coverage, including general and business auto liability, commercial property, workers' compensation and excess liability coverage.

Guaranties

One of the Company's dealerships, prior to fiscal 2000, had entered into various arrangements whereby the Company guaranteed or partially guaranteed loans advanced by financial institutions to certain customers as follows:

(i) Portfolio of customer's limousine vehicle loans granted by Ford Motor Credit Co. As of December 31, 2001, the Company fully and partially guaranteed limousine vehicle loans aggregating approximately $558,000.

(ii) Portfolio of vehicle loans, granted by a financial institution, to various customers of the dealership with below average credit. As of December 31, 2001, the Company fully guaranteed vehicle loans associated with these customers aggregating approximately $188,000.

The Company has provided a reserve for potential future default losses associated with the guarantees based on available historical information.

In connection with the acquisition in 1999 of real estate used by Baystate Lincoln Mercury, Hometown guaranteed the mortgage debt of Rellum Realty Company. The 1999 guaranty was given in substitution for a February 1998 guaranty of that debt by the Muller Group, a subsidiary of the Company. As of December 31, 2001 the mortgage debt balance is $5.2 million. The Company makes annual lease payments of $756,000 to the landlord. The annual mortgage payments made by the landlord total approximately $774,000. The mortgage matures March 2013.

15. EMPLOYEE BENEFIT PLANS

The Company maintains the Hometown Auto Retailers, Inc. 401(k) Plan (the "Plan") for the benefit of eligible employees, as defined. Participants may make voluntary contributions of up to 15% of their compensation, subject to certain IRS limitation. The Company may make annual matching contributions to the Plan at its discretion. No contributions are to be made by the Company to the Plan for the years ended December 31, 2001 and 2000. Contributions to the Plan were $48,000 in 1999.

16. STOCK OPTION PLAN

In February 1998, in order to attract and retain persons necessary for the success of the Company, Hometown adopted its 1998 Stock Option Plan (the "Stock Option Plan") covering up to 480,000 shares of Class A Common Stock. Pursuant to the Stock Option Plan, officers, directors, key employees of the Company and consultants to the Company are eligible to receive incentive and/or non-incentive stock options. The Stock Option Plan, which expires in January 2008, is administered by the Board of Directors or a committee designated by the Board of Directors. The selection of participants, allotment of shares, determination of price and other conditions relating to the purchase of options will be determined by the Board of Directors, or a committee thereof, in its sole discretion. Stock options granted under the Stock Option Plan are exercisable for a period of up to ten years from the date of grant at an exercise price which is not less than the fair market value of the Common Stock on the date of the grant, except that the term of an incentive stock option granted under the Stock Option Plan to a stockholder owning more than 10% of the outstanding Common Stock may not exceed five years and its exercise price may not be less than 110% of the fair market value of the Common Stock on the date of the grant.

The following tables summarize information about stock option activity and amounts:

	Number of Shares	Weighted Average Price per Share	Weighted Average Fair Value
Balance at December 31, 1998	297,555	$ 8.90	
Options Granted	51,200	4.31	$ 1.03
Canceled	(74,555)	9.00	
Balance at December 31, 1999	274,200	8.01	
Options Granted	50,000	1.24	$ 0.65
Canceled	(22,200)	7.30	
Balance at December 31, 2000	302,000	$ 7.24	
Options Granted	368,000	1.69	$ 0.33
Canceled	(54,250)	4.42	
Balance at December 31, 2001	615,750	$ 4.17	
Exercisable at December 31, 1999	84,733	$8.64	
Exercisable at December 31, 2000	161,333	$ 8.63	
Exercisable at December 31, 2001	283,668	$ 7.18	

Range of Exercise Prices	Number of Options Outstanding at 12/31/01	Weighted Average Remaining Life	Weighted Average Exercise Price Per Share	Options Exercisable at 12/31/01	Weighted Avg. Exercise Price
$0.65 to $1.50	236,875	5.49	$ 1.10	46,668	$ 1.18
$2.25 to $3.00	161,875	4.18	$ 2.39	20,000	$ 3.00
$5.00 to $6.00	10,000	1.75	$ 5.94	10,000	$ 5.94
$9.00	207,000	1.70	$ 9.00	207,000	$ 9.00
	615,750	3.81	$ 4.17	283,668	$ 7.18

In accordance with SFAS No. 123, "Accounting for Stock-Based Compensation", the fair value of option grants is estimated on the date of grant using the Black-Scholes option-pricing model for pro forma footnote purposes.

In 2001, the dividend yield was assumed to be 0%, the risk-free interest rate ranged from 4.0% to 4.98%, the expected option life was 5 years and the expected volatility was 75%. In 2000, the dividend yield was assumed to be 0%, the risk-free interest rate was 6.00%, the expected option life was 3 years and the expected volatility was 73.58%. In 1999, the dividend yield was assumed to be 0%, the risk-free interest rate was 6.48%, the expected option life was 3 years and the expected volatility was 40.0%.

As permitted by SFAS 123, the Company has chosen to continue accounting for stock options at their intrinsic value under Accounting Principles Board ("APB") Opinion No, 25. Accordingly, no compensation expense has been recognized for its stock option plans. Had the fair value method of accounting been applied to the Company's stock option plans, the tax-effected impact would be as follows:

(in thousands, except per share amounts)	2001	2000	1999
Net Income (Loss) as reported	$ (2,136)	$ (3,800)	$ 641
Estimated fair value of option grants, net of tax	(73)	(19)	(32)
Net Income (Loss), adjusted	$ (2,209)	$ (3,819)	$ 609
Adjusted earnings per share, basic	$ (.34)	$ (.64)	$ .10
Adjusted earnings per share, diluted	$ (.34)	$ (.64)	$ .10

17. OTHER INCOME / OTHER EXPENSE

The significant components of Other Income and Other Expense are:

	12/31/01	12/31/00	12/31/99
Other Income:			
Gain on sale of Morristown franchise	$ 254	-	-
Total Other Income	$ 254	-	-
Other Expense:			
Loss on sale of fixed assets	$ -	$ -	$ (3)
Miscellaneous	(8)	(23)	(28)
Total Other Expense	$ (8)	$ (23)	$ (31)

In January 2001, Hometown sold the franchise for its Morristown, NJ store back to Lincoln Mercury for $0.7 million in cash. During the first six months of 2001, Hometown received the purchase price plus $40,000 for parts returned, and paid out a broker's commission of $35,000. The transaction resulted in Hometown recording a $254,000 gain on the sale.

18. ACQUISITIONS

On April 1, 1999, Hometown acquired Newburgh Toyota. The purchase price was $2.9 million in cash, 100,000 shares of Hometown Class A Common Stock and the assumption of floor plan and various other debt for the fully capitalized operation. The acquisition resulted in goodwill of approximately $2.7 million.

The Company guaranteed that stock issued in connection with this acquisition will have a market value of at least $1,000,000 by March 31, 2001. Such amount was included in the original purchase accounting. On June 28, 2001, an agreement was signed with the former owners settling the guarantee whereby the Company issued 200,000 shares of Hometown stock and will pay $240,000, payable in monthly installments through December 31, 2002 and a monthly profit sharing payment equal to 20% of Newburgh Toyota's monthly pre-tax income over $57,142 for the period from April 1, 2001 to December 31, 2002. In accordance with APB No. 16, the issuance of the 200,000 shares and the cash settlement did not result in a change in purchase accounting as the original purchase accounting contemplated the guaranteed stock price and because the settlement is outside the allocation period. The cash settlement is being accounted for as a period expense.

On January 12, 2000, Hometown completed the acquisition of a Jeep franchise in Brattleboro, Vermont for $0.6 million. As part of this acquisition, the Company also purchased the new vehicle inventory totaling $0.3 million. The operations of this franchise have been included as part of Hometowns existing Brattleboro Chrysler/Plymouth/Dodge dealership. This acquisition has been accounted for using the purchase method of accounting, resulting in goodwill of approximately $0.8 million.

All goodwill is being amortized over a 40-year period. The cumulative amount of goodwill amortization through December 31, 2001, 2000 and 1999 is $2,177,000, $1,473,000 and $812,000, respectively. Goodwill amortization expense was $704,000, $661,000 and $600,000 for the years ended December 31, 2001, 2000 and 1999, respectively.

QUARTERLY FINANCIAL DATA
Consolidated Statements of Operations
RESTATED
For the years ended December 31, 2001, 2000 and 1999
(in thousands, except per share data)
(unaudited)

2001

	1st Qtr.	2nd Qtr.	3rd Qtr.	4th Qtr.	Total Year
Net Sales	$ 60,647	$ 74,454	$ 71,517	$ 69,142	$ 275,760
Cost of sales	51,457	63,311	61,277	59,900	235,945
Gross profit	9,190	11,143	10,240	9,242	39,815
Amortization of goodwill	178	175	176	175	704
Selling, general and administrative expenses	7,531	9,000	8,548	10,035	35,114
Income from operations	1,481	1,968	1,516	(968)	3,997
Interest income	1	29	45	15	90
Interest expense	(1,271)	(1,096)	(976)	(882)	(4,225)
Other income	254	-	-	-	254
Other expense	(1)	(1)	(3)	(3)	(8)
Valuation adjustment	-	-	(3,258)	-	(3,258)
Income (loss) before taxes	464	900	(2,676)	(1,838)	(3,150)
Provision (benefit) before taxes	267	291	(930)	(642)	(1,014)
Net income (loss)	$ 197	$ 609	$(1,746)	$(1,196)	$(2,136)
Per share information:					
Earnings (loss) per share, basic	$0.03	$0.10	$(0.24)	$(0.17)	$(0.32)
Earnings (loss) per share, diluted	$0.02	$0.10	$(0.24)	$(0.17)	$(0.32)
Weighted average shares, basic	6,000.1	6,000.1	7,175.1	7,175.1	6,592.4
Weighted average shares, diluted	8,032.3	6,200.1	7,175.1	7,175.1	6,592.4

QUARTERLY FINANCIAL DATA
Consolidated Statements of Operations
RESTATED
For the years ended December 31, 2001, 2000 and 1999 (continued)
(in thousands, except per share data)
(unaudited)

2000

	1st Qtr.	2nd Qtr.	3rd Qtr.	4th Qtr.	Total Year
Net Sales	$ 73,911	$ 74,654	$ 69,728	$ 61,089	$279,382
Cost of sales	64,241	64,366	59,626	53,268	241,501
Gross profit	9,670	10,288	10,102	7,821	37,881
Amortization of goodwill	163	164	163	171	661
Selling, general and administrative expenses	8,349	8,909	8,701	11,987	37,946
Income from operations	1,158	1,215	1,238	(4,337)	(726)
Interest income	1	-	-	-	1
Interest expense	(1,248)	(1,291)	(1,217)	(1,313)	(5,069)
Other expense	(6)	(13)	(1)	(3)	(23)
Income (loss) before taxes	(95)	(89)	20	(5,653)	(5,817)
Provision (benefit) before taxes	(42)	(48)	78	(2,005)	(2,017)
Net income (loss)	$ (53)	$ (41)	$ (58)	$(3,648)	$(3,800)
Per share information:					
Earnings (loss) per share, basic	$(0.01)	$(0.01)	$(0.01)	$(0.61)	$(0.63)
Earnings (loss) per share, diluted	$(0.01)	$(0.01)	$(0.01)	$(0.61)	$(0.63)
Weighted average shares, basic	5,988.3	5,997.0	5,998.5	6,000.1	5,996.0
Weighted average shares, diluted	5,988.3	5,997.0	5,998.5	6,000.1	5,996.0

QUARTERLY FINANCIAL DATA
Consolidated Statements of Operations
RESTATED
For the years ended December 31, 2001, 2000 and 1999 (continued)
(in thousands, except per share data)
(unaudited)

1999

	1st Qtr.	2nd Qtr.	3rd Qtr.	4th Qtr.	Total Year
Net Sales	$ 58,586	$ 77,115	$ 80,110	$ 69,504	$ 285,315
Cost of sales	50,807	66,557	69,563	60,334	247,261
Gross profit	7,779	10,558	10,547	9,170	38,054
Amortization of goodwill	136	150	150	164	600
Loss from operations of e-commerce subsidiary	-	-	139	376	515
Selling, general and administrative expenses	6,773	8,222	8,272	8,232	31,499
Income from operations	870	2,186	1,986	398	5,440
Interest income	10	10	10	11	41
Interest expense	(682)	(1,036)	(1,128)	(1,270)	(4,116)
Other expense	(1)	(10)	(4)	(16)	(31)
Income (loss) before taxes	197	1,150	864	(877)	1,334
Provision (benefit) before taxes	79	493	368	(247)	693
Net income (loss)	$ 118	$ 657	$ 496	$ (630)	$ 641
Per share information:					
Earnings (loss) per share, basic	$0.02	$0.11	$0.08	$(0.11)	$0.11
Earnings (loss) per share, diluted	$0.02	$0.11	$0.08	$(0.11)	$0.11
Weighted average shares, basic	5,800.0	5,900.0	5,900.0	5,900.0	5,875.3
Weighted average shares, diluted	5,800.0	6,052.0	6,066.7	5,900.0	6,003.9

QUARTERLY FINANCIAL DATA

Consolidated Balance Sheets (Restated)
For the years ended December 31, 2001, 2000 and 1999
(in thousands except share data)
(unaudited)
2001

	1st Qtr.	2nd Qtr.	3rd Qtr.	Year End
ASSETS				
Current Assets:				
Cash and cash equivalents	$ 7,741	$ 930	$ 4,055	$ 4,446
Accounts receivable, net	7,112	8,337	6,826	5,656
Inventories, net	34,980	36,955	31,859	31,887
Prepaid expenses and other current assets	448	834	503	344
Deferred income taxes and taxes receivable	838	834	830	1,681
Total current assets	51,119	47,890	44,073	44,014
Property and equipment, net	12,291	12,177	11,972	11,889
Goodwill, net	24,234	24,059	23,883	23,708
Other assets	5,973	5,609	2,028	2,231
Total Assets	$93,617	$89,735	$81,956	$81,842
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Floor plan notes payable	$ 36,823	$ 36,940	$ 32,516	$ 32,553
Accounts payable and accrued expenses	10,597	6,017	5,162	6,160
Current maturities of long-term debt and capital lease obligations	624	619	636	709
Deferred revenue	504	495	485	476
Total current liabilities	48,548	44,071	38,799	39,898
Long-term debt and capital lease obligations	13,227	13,158	12,976	12,797
Long-term deferred income taxes	1,701	1,727	287	721
Other long-term liabilities and deferred revenue	1,301	1,330	1,246	974
Total liabilities	64,777	60,286	53,308	54,390
Stockholders' Equity:				
Preferred stock, $.001 par value, 2,000,000 shares authorized, no shares issued and outstanding	-	-	-	-
Common stock, Class A, $.001 par value, 12,000,000 shares authorized, 2,301,109, 2,315,109, 3,546,605 and 3,561,605 issued and outstanding, respectively	2	2	3	3
Common stock, Class B, $.001 par value, 3,760,000 shares authorized, 3,699,000, 3,685,000, 3,628,500 and 3,613,500 issued and outstanding, respectively	4	4	4	4
Additional paid-in capital	28,786	28,786	29,730	29,730
Retained earnings (accumulated deficit)	48	657	(1,089)	(2,285)
Total stockholders' equity	28,840	29,449	28,648	27,452
Total Liabilities and Stockholders' Equity	$93,617	$89,735	$81,956	$81,842

QUARTERLY FINANCIAL DATA

Consolidated Balance Sheets (Restated)

For the years ended December 31, 2001, 2000 and 1999 (continued)

(in thousands, except share data)

(unaudited)

2000

	1st Qtr.	2nd Qtr.	3rd Qtr.	Year End
ASSETS				
Current Assets:				
Cash and cash equivalents	$ 1,132	$ 1,858	$ 936	$ 586
Accounts receivable, net	8,501	9,276	8,156	6,149
Inventories, net	43,857	40,633	37,395	40,170
Prepaid expenses and other current assets	2,147	2,175	2,274	326
Deferred income taxes and taxes receivable	211	209	207	956
Total current assets	55,848	54,151	48,968	48,187
Property and equipment, net	12,773	12,692	12,573	12,462
Goodwill, net	25,116	24,952	24,789	24,793
Other assets	4,857	5,198	5,220	6,130
Total Assets	$98,594	$96,993	$91,550	$91,572
LIABILITIES AND STOCKHOLDERS'EQUITY				
Current Liabilities:				
Floor plan notes payable	$43,673	$42,011	$36,499	$40,123
Accounts payable and accrued expenses	4,499	4,219	4,292	5,267
Current maturities of long-term debt and capital lease obligations	853	858	859	620
Deferred revenue	527	523	518	514
Total current liabilities	49,552	47,611	42,168	46,524
Long-term debt and capital lease obligations	13,706	13,539	13,388	13,390
Long-term deferred income taxes	1,698	2,042	2,282	1,664
Other long-term liabilities and deferred revenue	1,254	1,458	1,421	1,351
Total liabilities	66,210	64,650	59,259	62,929
Stockholders' Equity:				
Preferred stock, $.001 par value, 2,000,000 shares authorized, no shares issued and outstanding	-	-	-	-
Common stock, Class A, $.001 par value, 24,000,000, 24,000,000, 24,000,000 and 12,000,000 shares authorized, 2,294,016, 2,296,016, 2,299,109 and 2,301,109 issued and outstanding, respectively	2	2	2	2
Common stock, Class B, $.001 par value, 3,760,000 shares authorized, 3,703,000, 3,701,000, 3,699,000 and 3,699,000 issued and outstanding, respectively	4	4	4	4
Additional paid-in capital	28,780	28,780	28,786	28,786
Retained earnings (accumulated deficit)	3,598	3,557	3,499	(149)
Total stockholders' equity	32,384	32,343	32,291	28,643
Total Liabilities and Stockholders' Equity	$98,594	$96,993	$91,550	$91,572

QUARTERLY FINANCIAL DATA

Consolidated Balance Sheets (Restated)
For the years ended December 31, 2001, 2000 and 1999 (continued)
(in thousands, except share data)
(unaudited)
1999

	1st Qtr.	2nd Qtr.	3rd Qtr.	Year End
ASSETS				
Current Assets:				
Cash and cash equivalents	$ 1,681	$ 658	$ 844	$1,635
Accounts receivable, net	6,335	7,845	9,099	6,101
Inventories, net	29,641	42,680	41,270	51,187
Prepaid expenses and other current assets	1,797	2,206	2,951	1,595
Deferred income taxes and taxes receivable	212	212	212	735
Total current assets	39,666	53,601	54,376	61,253
Property and equipment, net	7,938	13,235	13,001	13,619
Goodwill, net	21,344	23,275	23,429	24,578
Other assets	1,184	2,017	1,903	3,112
Total Assets	$70,132	$92,128	$92,709	$102,562
LIABILITIES AND STOCKHOLDERS'EQUITY				
Current Liabilities:				
Floor plan notes payable	29,282	40,604	39,045	48,986
Accounts payable and accrued expenses	4,041	4,945	5,337	4,787
Current maturities of long-term debt and capital lease obligations	1,214	985	1,956	3,079
Deferred revenue	531	531	531	531
Total current liabilities	35,068	47,065	46,869	57,383
Long-term debt and capital lease obligations	5,630	14,078	13,962	13,845
Long-term deferred income taxes	-	-	427	200
Other long-term liabilities and deferred revenue	1,106	1,000	970	1,283
Total liabilities	41,804	62,143	62,228	72,711
Stockholders' Equity:				
Preferred stock, $.001 par value, 2,000,000 shares authorized, no shares issued and outstanding	-	-	-	-
Common stock, Class A, $.001 par value, 24,000,000 shares authorized, 2,040,000, 2,140,000, 2,140,000 and 2,147,000 issued and outstanding, respectively	2	2	2	2
Common stock, Class B, $.001 par value, 3,760,000 shares authorized, 3,760,000, 3,760,000, 3,760,000 and 3,753,000 issued and outstanding, respectively	4	4	4	4
Additional paid-in capital	25,194	26,194	26,194	26,194
Retained earnings	3,128	3,785	4,281	3,651
Total stockholders' equity	28,328	29,985	30,481	29,851
Total Liabilities and Stockholders' Equity	$70,132	$92,128	$92,709	$102,562

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS ON SCHEDULE

To Hometown Auto Retailers, Inc.

We have audited, in accordance with auditing standards generally accepted in the United States, the consolidated financial statements of Hometown Auto Retailers, Inc. included in this annual report on Form 10K and have issued our report thereon dated April 12, 2002. Our audits were made for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. This schedule is presented for purposes of complying with the Securities and Exchange Commissions rules and is not part of the basic consolidated financial statements. This schedule has been subjected to the auditing procedures applied in the audit of the basic consolidated financial statements and, in our opinion, fairly states in all material respects the financial data required to be set forth therein in relation to the basic consolidated financial statements taken as a whole.

As discussed in Note 2 to the consolidated financial statements, the accompanying consolidated balance sheet as of December 31, 2000, and the related consolidated statements of operations, stockholders' equity and cash flows for the years ended December 31, 2000 and 1999 have been restated.

ARTHUR ANDERSEN
LLP

Stamford, Connecticut
May 23, 2002

SCHEDULE II
VALUATION AND QUALIFYING ACCOUNTS
For the years ended December 31, 2001, 2000 and 1999

Account Description	Balance at Beginning of Year	Additions charged to Costs and Expenses	Deductions, net of Write-offs	Other Adjustments (1)	Balance at End of Year
Reserve for finance contract charge-backs					
Year ended December 31, 2001	$96,000	$277,000	$(260,000)	$ -	$113,000
Year ended December 31, 2000	$187,000	$242,000	$(333,000)	$ -	$96,000
Year ended December 31, 1999	$605,000	$14,000	$(282,000)	$(150,000)	$187,000
Reserve for insurance contract charge-backs					
Year ended December 31, 2001	$ 3,000	$39,000	$(19,000)	$ -	$ 23,000
Year ended December 31, 2000	$ 5,000	$13,000	$(15,000)	$ -	$ 3,000
Year ended December 31, 1999	$ 5,000	$25,000	$(25,000)	$ -	$ 5,000
Reserve for service contract charge-backs					
Year ended December 31, 2001	$43,000	$203,000	$(112,000)	$ -	$134,000
Year ended December 31, 2000	$73,000	$48,000	$(78,000)	$ -	$43,000
Year ended December 31, 1999	$ 97,000	$18,000	$(42,000)	$ -	$ 73,000
Reserve for uncollectible long-term finance contracts					
Year ended December 31,2001	$ -	$ -	$ -	$ -	$ -
Year ended December 31,2000	$443,000	$ -	$(443,000)	$ -	$ -
Year ended December 31, 1999	$ 60,000	$ 383,000	$ -	$ -	$ 443,000

SCHEDULE II
VALUATION AND QUALIFYING ACCOUNTS – Continued
For the years ended December 31, 2001, 2000 and 1999

Account Description	Balance at Beginning of Year	Additions charged to Costs and Expenses	Deductions, net of Write-offs	Other Adjustments (1)	Balance at End of Year
Reserve for guarantees on finance Contracts					
Year ended December 31, 2001	$1,205,000	$312,000	$(789,000)	$(351,000)	$377,000
Year ended December 31, 2000	$380,000	$825,000	$ -	$ -	$1,205,000
Year ended December 31, 1999	$ 217,000	$ 13,000	$ -	$ 150,000	$ 380,000
Reserve for policy work expenses					
Year ended December 31, 2001	$158,000	$947,000	$(879,000)	$ -	$226,000
Year ended December 31, 2000	$180,000	$775,000	$(797,000)	$ -	$158,000
Year ended December 31, 1999	$ 185,000	$743,000	$(748,000)	$ -	$ 180,000
Allowance for doubtful accounts					
Year ended December 31, 2001	$904,000	$109,000	$(763,000)	$ -	$250,000
Year ended December 31, 2000	$ 100,000	$ 804,000	$ -	$ -	$904,000
Year ended December 31, 1999	$100,000	$ -	$ -	$ -	$100,000

(1) For the year ended December 31, 1999, a $150,000 reclassification was made from the Reserve for finance contract chargebacks to the Reserve for guarantees on finance contracts as part of the purchase accounting adjustments for the purchase of Toyota of Newburgh. The adjustment of $351,000 to the Reserve for guarantees on finance contracts for the year ended December 31, 2001 represents a transfer to accounts payable for a portion of the liability that became fixed.

Note: Certain prior period amounts have been reclassified to conform to the 2001 presentation.

Statement of Corporate Vision

Hometown Auto Retailers is dedicated to meeting the needs of its customers in the purchase and maintenance of their vehicles. Our employees carry out this mission in a friendly, personal manner while enhancing the Company's reputation for fair dealing and professionalism.

Our vision is to become the premier auto retailer in the Northeastern United States, based on exceptional services to customers, efficient operations, and prudent acquisitions of desirable dealerships. The quality of our operations will propel the Hometown brand name and create extraordinary consumer confidence.

Hometown's core competency is the management of retail auto dealerships. The senior managers of the Company have exceptional depth of experience in the industry. We intend to combine the real-world experience with scale economies and state-of-the-art business techniques to produce unprecedented levels of dealership performance. That performance will provide capital to fuel Hometown's acquisition strategy.

Our goal is to expand the Company's geographic penetration throughout the Northeast. Management will continue to explore and develop alternative distribution channels to take advantage of emerging technology and business trends.

We intend to acquire both stand alone, full service dealerships and dealer franchise that will be tucked into existing dealership operations. Target dealerships must have favorable location, strong financial performance or potential, and complement existing Hometown operations.

Our greatest strength lies in our people. Hometown's 400+ employees average over 10 years experience in auto retailing. The values that guide our employees are:

Service and teamwork	*"Provide value to customers"*
Industry and tenacity	*"Whatever it takes"*
Action and decisiveness	*"Sooner than later"*
Quality and accuracy	*"Done right, done once"*

Hometown
AUTO RETAILERS

About Hometown



Hometown Auto Retailers (www.htauto.com) sells new and used cars and light trucks, provides maintenance and repair services, sells replacement parts and provides related financing, insurance and service contracts through 10 franchised dealerships located in New Jersey, New York, Connecticut, Massachusetts and Vermont. The company's' dealerships offer 12 American and Asian automotive brands, including Chevrolet, Chrysler, Daewoo, Dodge, Ford, Isuzu, Jeep, Lincoln, Mazda, Mercury, Oldsmobile, and Toyota. Hometown also operates a freestanding Ford and Lincoln Mercury factory authorized service center that provides maintenance and repair services of cars and trucks.

Bay State Lincoln Mercury
571 Worcester Road
Framingham, Massachusetts 01701
(508) 872-7600

Brattleboro Chrysler Jeep Dodge
1270 Putney Road
Brattleboro, Vermont 05301
(802) 257-4631

Family Ford
1200 Wolcott Road
Waterbury, Connecticut 06705
(203) 757-1201

Muller Chevrolet Oldsmobile Isuzu
164 Route 173
Stewartsville, New Jersey 08886
(908) 454-3100

Muller Toyota
Route 31
Clinton, New Jersey 08809
(908) 638-4100

Shaker Quality Care
(maintenance and repair services only)
1189 New Haven Road
Naugatuck, Connecticut 06770
(203) 729-0707

Shaker Chrysler Jeep
1355 South Main Street
Waterbury, Connecticut 06706
(203) 757-0511

Shaker Lincoln Mercury Daewoo
831 Straits Turnpike
Watertown, Connecticut 06795
(860) 945-4900

Toyota of Newburgh
2934 Route 9W
New Windsor, New York 12553
(914) 561-0340

Wellesley Lincoln Mercury
965 Worcester Road
Wellesley, Massachusetts 02482
(781) 235-6000

Westwood Lincoln Mercury
55 Kinderkamack Road
Emerson, New Jersey 07630
(201) 265-7700

Corporate Headquarters
774 Straits Turnpike
Watertown, Connecticut 06795
(860) 945-6900

LINCOLN
TOYOTA
CHRYSLER
Ford
Mercury
Jeep
CHEVROLET
Dodge
mazda
DAEWOO
Oldsmobile
ISUZU